SAN GOLD CORPORATION

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Notice of Annual and Special Meeting
and
Information Circular

June 23, 2008

This Information Circular is furnished in connection with the solicitation of proxies by the management of San Gold Corporation (the "Company") for use at the Annual and Special Meeting of shareholders to be held on June 23, 2008, at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company. All costs of this solicitation will be borne by the Company.

SAN GOLD CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual and Special Meeting of the shareholders of San Gold Corporation (the "Company") will be held in Winnipeg, Manitoba, at the Victoria Inn, 1808 Wellington Avenue, Winnipeg, Manitoba, on the 23rd day of June, 2008, at 10:00 a.m. (Winnipeg time) (the "Meeting") for the following purposes:

1. To receive the audited financial statements of the Company for the financial year ended December 31, 2007, together with the auditors' reports thereon;
2. To elect directors;
3. To appoint auditors and to authorize the directors to fix the remuneration to be paid to the auditors;
4. To re-approve the stock option plan of the Company;
5. To approve the amended and restated shareholder rights plan of the Company;
6. To approve the employee share ownership plan of the Company;
7. To ratify a new General By-law for the Company; and
8. To transact such other or further business as may properly come before the Meeting or any adjournment thereof.

Shareholders unable to attend the Meeting in person are requested to read the enclosed Circular and Proxy, and then complete and deposit the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof with the Company's transfer agent, CIBC Mellon Trust Company at Proxy Department, CIBC Mellon Trust Company, PO Box 721, Agincourt, Ontario, M1S 0A1, at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the Meeting. Unregistered shareholders who received the Proxy through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

NOTES:

1. Holders of common shares of the Company who are unable to be present personally at the Meeting are requested to sign and return, in the envelope provided for that purpose, the accompanying form of Proxy for use at the Meeting.
2. Only holders of common shares of the Company of record at the close of business on May 23, 2008 (the "Record Date"), will be entitled to vote at the Meeting except to the extent that a person has transferred any of his common shares of the Company after the Record Date and the transferee of such shares establishes proper ownership and requests not later than ten days before the Meeting that his name be included in the list of shareholders for the Meeting, in which case the transferee is entitled to vote his shares at the Meeting.

DATED at Winnipeg, Manitoba this 26th day of May, 2008.

ON BEHALF OF THE BOARD OF DIRECTORS

"Hugh Wynne"
Hugh Wynne, Executive Chairman

SAN GOLD CORPORATION
PO Box 1000, General Delivery
Bissett, Manitoba R0E 0J0

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by the management of San Gold Corporation (the "Company") for use at the annual and special meeting of the shareholders of the Company (the "Shareholders") to be held at the Victoria Inn, 1808 Wellington Avenue, Winnipeg, Manitoba, on June 23, 2008, at the hour of 10:00 o'clock in the morning (Winnipeg time) (the "Meeting") for the purposes set out in the accompanying notice of the Meeting (the "Notice of Meeting").

THIS SOLICITATION IS MADE BY THE MANAGEMENT OF THE COMPANY.

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally by directors, officers and employees of the Company, at a nominal cost. In accordance with National Instrument 54-101, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the common shares (the "Common Shares") of the Company held of record by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The costs thereof will be borne by the Company.

Except as otherwise stated, the information contained herein is given as of May 26, 2008.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed instrument of proxy, Hugh Wynne, Executive Chairman and a director of the Company, and Dale Ginn, Chief Executive Officer and a director of the Company (the "Management Designees"), have been selected by the directors of the Company and have indicated their willingness to represent as proxies the Shareholders who appoint them.

A Shareholder has the right to designate a person (who need not be a Shareholder) other than the Management Designees to represent him or her at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the enclosed instrument of proxy the name of the person to be designated and striking out the names of the Management Designees, or by completing another proper instrument of proxy. Such Shareholder should notify the nominee of the appointment, obtain his consent to act as proxy and should provide instructions on how the Shareholder's shares are to be voted. In any case, an instrument of proxy should be dated and executed by the Shareholder or an attorney authorized in writing, with proof of such authorization attached where an attorney has executed the instrument of proxy.

An instrument of proxy will not be valid for the Meeting or any adjournment thereof unless it is completed and delivered to CIBC Mellon Trust Company at Proxy Department, CIBC Mellon Trust Company, PO Box 721, Agincourt, Ontario, M1S 0A1, at least 48 hours, excluding Saturdays, Sundays and statutory holidays, before the time of the Meeting or any adjournment thereof.

A proxy given by a Shareholder for use at the Meeting may be revoked at any time prior to its use. In accordance with section 142(4) of *The Corporations Act* (Manitoba), in addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the Shareholder or by his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of such meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked. The registered office of the Company is located at 30th Floor, 360 Main Street, Winnipeg, MB R3C 4G1.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only registered shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders ("Non-Registered Shareholders") because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. Common Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an "Intermediary") that the Non-Registered Shareholder deals with in respect of the Common Shares of the Company (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees); or (ii) in the name of a clearing agency (such as CDS Clearing and Depositary Services Inc.) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this Circular and the form of proxy and the request form (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(i) be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "voting instruction form") which the Intermediary must follow. Typically, the voting instruction form will consist of one page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(ii) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, c/o Proxy Department, CIBC Mellon Trust Company, PO Box 721, Agincourt, Ontario, M1S 0A1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares of the Company they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out persons named in the form of proxy and insert the Non-Registered Shareholder or such other person's name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction from or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven (7) days prior to the Meeting.

PROVISIONS RELATING TO VOTING OF PROXIES

The Common Shares represented by proxy in the enclosed form will be voted or withheld from voting by the designated holder in accordance with the direction of the Shareholder appointing him. If there is no direction by the Shareholder, those Common Shares will be voted for all proposals set out in the

instrument of proxy. The instrument of proxy gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters, which may properly come before the Meeting. At the time of printing of this Circular, management of the Company knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, no director or senior officer of the Company or proposed nominee for election as a director of the Company, or any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in the matters to be acted upon at the Meeting.

VOTING SECURITIES, RECORD DATE AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On the date of the accompanying Notice of Meeting, the Company was authorized to issue an unlimited number of Common Shares without nominal or par value of which, as of the date of the Notice of Meeting there were 214,930,589 Common Shares issued and outstanding as fully paid and non-assessable. The holders of Common Shares are entitled to receive notice of and attend any meeting of the Shareholders of the Company and are entitled to one vote thereat for each Common Share held by them respectively.

Each person who is a holder of a Common Share at the close of business on May 23, 2008 (the "Record Date") will be entitled to notice of and to attend and vote at the Meeting except to the extent such Shareholder transfers the ownership of any of such holder's shares after the Record Date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that the transferee owns such shares and demands, not later than ten days before the Meeting, that such transferee's name be included in the list of Shareholders entitled to vote at the Meeting. Such transferee is entitled to vote such shares at the Meeting.

Other than as set forth below, to the knowledge of the directors and senior officers of the Company, as of the date of this Circular, no person beneficially owns, directly or indirectly, or exercises control or direction over, more than 10 percent of the issued and outstanding Common Shares of the Company. Goodman & Company, Investment Counsel Ltd., on behalf of one or more of the mutual funds or other client accounts managed by it, exercises control or direction over 29,241,816 Common Shares. This represents approximately 13.61% of the issued and outstanding Common Shares.

EXECUTIVE COMPENSATION

"Named Executive Officer" means the following individuals: (a) each Chief Executive Officer of the Company; (b) each Chief Financial Officer of the Company; (c) each of the Company's three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed financial year of the Company and whose total salary and bonus exceeds $150,000; and (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company as at the end of the most recently completed financial year. During the financial year ended December 31, 2007, the Company had three Named Executive Officers: (i) Dale Ginn, who is the Company's Chief Executive Officer; (ii) Gestur Kristjansson, who is the Company's Chief Financial Officer and Vice-President, Finance; and (iii) Richard Boulay, who served as the Company's Chief Financial Officer until May 1, 2007.

"LTIP" or "long term incentive plan" means any plan which provides compensation intended to motivate performance over a period greater than one financial year, but does not include option or stock appreciation right plans or plans for compensation through securities that are subject to restrictions on resale.

"SAR" or "stock appreciation right" means a right, granted by the Company or any of its subsidiaries, as compensation for services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of its publicly traded securities.

Summary Compensation Table

The following table is a summary of the compensation paid to the Named Executive Officers of the Company in total salary and bonus during the financial years ended December 31, 2007, December 31, 2006 and December 31, 2005 (4 months only) for services rendered to the Company.

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs (#) (Cumulative)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	
Dale Ginn CEO (1)	2007	$250,000	$25,000	Nil	Nil	Nil	Nil	Nil
	2006	$208,176	Nil	Nil	300,000	Nil	Nil	Nil
	2005	$57,240	Nil	Nil	1,350,000	Nil	Nil	Nil
Gestur Kristjansson CFO and VP Finance (2)	2007	$130,000	$40,000	Nil	301,724	Nil	Nil	Nil
	2006	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Richard Boulay CFO (3)	2007	$24,000	Nil	Nil	Nil	Nil	Nil	Nil
	2006	$108,000	Nil	Nil	300,000	Nil	Nil	Nil
	2005	$24,000	Nil	Nil	950,000	Nil	Nil	Nil

Notes:

(1) Dale Ginn became the Chief Executive Officer of the Company effective January 1, 2007. Previously, he was the President of the Company.

(2) Gestur Kristjansson became the Vice-President, Finance of the Company effective January 1, 2007 and became the Chief Financial Officer of the Company effective May 1, 2007.

(3) Richard Boulay served as the Chief Financial Officer of the Company until May 1, 2007.

Long Term Incentive Plan Awards

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company's most recently completed financial year.

Option/SAR Grants During Most Recently Completed Financial Year

The Company has a stock option plan that was re-approved by the Shareholders of the Company at the most recent annual meeting of Shareholders on December 3, 2007. At the Meeting, the Shareholders will be asked to again re-approve the stock option plan in accordance with the policies of the TSX Venture Exchange (the "Exchange"). See "Particulars of Matters to be Acted Upon – Re-Approval of Stock Option Plan."

Options to purchase up to a total of 2,301,724 Common Shares were granted to certain directors, officers, employees and consultants of the Company in the most recently completed financial year of the Company.

The following table sets forth the stock options granted to the Named Executive Officers in the most recently completed financial year.

Name	Securities Under Options/SARs Granted	% of Total Options/SARs Granted to Employees in Financial Year	Exercise Price or Base Price ($/Security)	Market Value of Securities Underlying Options/SARS on the Date of Grant ($/Security)	Expiration Date
Gestur Kristjansson	301,724	37.63%	$1.16	$1.16	January 26, 2012

No stock appreciation rights were granted to the Named Executive Officers of the Company during the most

recently completed financial year.

Aggregated Option Exercises during the Most Recently Completed Financial Year

No incentive stock options were exercised by the Named Executive Officers during the most recently completed financial year. The following table sets out the financial year-end value (as at December 31, 2007) of stock options held by the Named Executive Officers.

Name	Securities Acquired on Exercise	Aggregate Value Realized ($)	Unexercised Options at Financial Year End Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year End Exercisable/ Unexercisable (1)
Dale Ginn	Nil	N/A	1,650,000/Nil	$1,496,000/Nil
Gestur Kristjansson	Nil	N/A	Nil/301,724	Nil/$45,259
Richard Boulay	Nil	N/A	1,250,000/Nil	$985,500/Nil

Note:

(1) Based on a closing price of $1.31 per Common Share on the Exchange on December 31, 2007.

Termination of Employment, Change in Responsibilities and Employment Contracts

As at the end of the most recently completed financial year, the Company had employment contracts with Dale Ginn, the Chief Executive Officer of the Company and with Gestur Kristjansson, the Vice-President, Finance and Chief Financial Officer of the Company.

Effective January 1, 2007, the Company entered into an employment agreement with Dale Ginn pursuant to which Mr. Ginn is employed as Chief Executive Officer of the Company. Pursuant to this agreement Mr. Ginn is paid a salary of $250,000 per year and is eligible for a bonus as determined by the board of directors of the Company (the "Board") in its sole discretion.

Effective January 1, 2007, the Company entered into an employment agreement with Gestur Kristjansson. Mr. Kristjansson was originally appointed Vice-President, Finance of the Company on January 1, 2007 and was subsequently appointed Chief Financial Officer of the Company effective May 1, 2007. Pursuant to this agreement, Mr. Kristjansson is paid a salary of $130,000 per year and receives a bonus of $20,000 per year upon reasonable fulfillment of his responsibilities. Mr. Kristjansson is also eligible for an additional bonus as determined by the Board in its sole discretion. Pursuant to this agreement, Mr. Kristjansson received 301,724 options to purchase Common Shares at a price of $1.16 per Common Share. The options are exercisable for a period of five years from the date of issuance but do not vest until Mr. Kristjansson has been employed by the Company for 24 consecutive months, subject to the termination of Mr. Kristjansson's employment by the Company at which time the options will immediately terminate.

Compensation of Directors

During the financial year ended December 31, 2007, directors of the Company who were also members of management did not receive any fixed salary or directors' fees in their capacity as directors. Ben Hubert, a non-management director, received $36,000 in directors' fees and $38,293 consulting fees in the financial year ended December 31, 2007. Courtney Shearer, a non-management director, received $36,000 in directors' fees and $40,320 in consulting fees in the financial year ended December 31, 2007. David Filmon, a former non-management director who resigned as a director on May 16, 2008, received $36,000 in directors' fees in the financial year ended December 31, 2007. Richard Boulay, a non-management director, received $36,000 in directors' fees and $43,500 in consulting fees in the financial year ended December 31, 2007. Each non-management director of the Company currently receives $3,000 per month for their services as directors in addition to any consulting fees that they may receive from the Company. In addition, each non-management director that chairs a committee of the Board receives a $6,000 annual retainer and each non-management director that is not the chair of a committee receives a $3,000 annual retainer for serving on each committee.

Directors are entitled to reimbursement for reasonable travel and other "out of pocket" expenses incurred in connection with attendance at meetings of the Board and committees. The Board may award additional remuneration to any director undertaking extraordinary services on behalf of the Company other than services

ordinarily required of a director. All compensation received by directors is disclosed above or elsewhere in this Circular. Directors are also entitled to participate in the stock option plan of the Company. No stock options were issued to any of the directors of the Company in the most recently completed financial year of the Company.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The table below sets forth as of the end of the Company's most recently completed financial year (being December 31, 2007) the number of Common Shares to be issued upon the exercise of outstanding options, warrants and rights pursuant to equity compensation plans.

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column 2) (1)
Equity compensation plans previously approved by securityholders	9,625,966	$0.67	10,909,217
Equity compensation plans not previously approved by securityholders	Nil	NA	N/A
Total	9,625,966	$0.67	10,909,271

(1) The stock option plan of the Company provides that the number of Shares issuable pursuant to the stock option plan shall be equal to 10% of the issued and outstanding Common Shares of the Company.

As noted above, the Company has a stock option plan that was re-approved by the Shareholders of the Company on December 3, 2007. At the Meeting, the Shareholders will be asked to re-approve the stock option plan.

For a summary of the terms of the stock option plan of the Company, see "Particulars of Matters to be Acted Upon – Re-Approval of Stock Option Plan".

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as set forth below, no insiders of the Company and no proposed nominees for election as a director of the Company or any associates or affiliates of the foregoing persons, have had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any material transaction since the commencement of the Company's last financial year except as otherwise disclosed in this Circular or as set forth below. None of the foregoing persons has any interest in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries, except as otherwise disclosed in this Circular or as set forth below.

During the financial year ended December 31, 2007, the Company purchased goods and services for the sum of $4,139,297 from Hugh Wynne as well as Wynne Mining Ltd., Wynne's Place Ltd. and Wynne Drilling Ltd., which are all corporations controlled by Hugh Wynne.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

As at the date of this Circular, none of the directors, employees, executive officers, former directors, former employees, former executive officers, promoters, proposed nominees for election as a director or their respective associates or affiliates of the Company is indebted to the Company or its subsidiaries.

MANAGEMENT CONTRACTS

There are no management functions of the Company which are to any substantial degree performed by a person other than the directors or senior officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

The directors of the Company are elected to hold office until the next annual meeting of the Shareholders or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the six nominees listed herein. Management does not contemplate that any of the nominees will be unable to serve as a director. In the event that, prior to the Meeting, any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority will be exercised by management to vote the proxy for the election of any other person or persons as directors.

The nominees for the office of director and information concerning them as furnished by the individual nominees are as follows:

Name, Present Office Held and Municipality of Residence	Director Since	# of Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised as at the Date of this Information Circular(1)	Principal Occupation and if not at Present an Elected Director, Occupation During the Past Five (5) Years
Hugh Wynne Bissett, MB Executive Chairman, Director (5)	06/2005	7,010,002 Common Shares (1)(7)	Executive Chairman of the Company (previously Chairman and CEO of the Company). President and CEO of Wynne Mining Services Inc. and Wynne Drilling Ltd.
Dale Ginn Kenora, ON CEO, Director (5)(6)	06/2005	1,421,140 Common Shares (1)(8)	Chief Executive Officer of the Company (previously President of the Company).
Richard Boulay, Calgary, AB Director (4)(5)(6)	06/2005	688,263 Common Shares (1)(9)	President and director of Marum Resources Inc. since June of 1993.
Courtney Shearer Bragg Creek, AB Director (2)(3)(4)(5)	06/2005	421,086 Common Shares (1)(10)	Business Development Consultant with Polar Pacific Mgt. Group Inc. and Larkspur Associates Inc.
Benjamin Hubert Calgary, AB (2)(3)(6) Director	11/2006	1,381,000 (1)	Consultant on environmental and community issues to resource companies operating in northern Canada.
Michael E. Power Toronto, ON	05/2008	Nil	Vice-President, Secretary and a director of Moydow Mines International Inc. since 1998.

Notes:

(1) Before giving effect to the exercise of issued and outstanding stock options or other convertible securities.
(2) Member of the audit committee.
(3) Member of the compensation committee.
(4) Member of the governance committee.
(5) Member of the nominating committee.
(6) Member of the disclosure committee.
(7) 222,223 of these shares are held by Wynne Mining Services Inc., a company controlled by Hugh Wynne.
(8) 150,000 of these shares are held by Shelley Ginn, Mr. Ginn's wife.
(9) 90,000 of these shares are held by Brava Management Inc., a company controlled by Richard and Elaine Boulay. 90,000 of these shares are held by Elaine Boulay, Mr. Boulay's wife.
(10) 344,437 of these shares are held by Larkspur Associates Inc., a company controlled by Courtney Shearer.

In the event that prior to the Meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the proxy as nominee to vote the Common Shares represented by proxy for the election of any other person or persons as directors.

The Company does not have an executive committee of its Board.

Other than as disclosed below, none of the proposed directors of the Company is, as of the date of the Circular, or has been, within 10 years before the date of the Circular, a director or executive officer of any company that, while that person was acting in that capacity:

(i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

San Gold Resources Corporation, a predecessor corporation to the Company, was the subject of a cease trade order from The Manitoba Securities Commission from January 19, 2005 until February 23, 2005 for failure to file its annual financial statements and management discussion and analysis for the fiscal year ended August 31, 2004 and its interim financial statements and management discussion and analysis for the interim period ended November 30, 2004, within the required time periods. Similar cease trade orders were also issued by the British Columbia Securities Commission and the Alberta Securities Commission. The cease trade orders were lifted after San Gold Resources Corporation filed the required financial statements and management discussion and analysis for the fiscal year ended August 31, 2004 and the interim period ended November 30, 2004. At the time that the cease trade orders were in effect against San Gold Resources Corporation, Hugh Wynne, Dale Ginn and Richard Boulay were officers and directors of San Gold Resources Corporation.

Intergold Ltd., a Company of which Ben Hubert is a director, was the subject of a cease trade order from the Alberta Securities Commission from January 4, 2008 to February 6, 2008 for failure to file its annual financial statements and management discussion and analysis for the fiscal year ended August 31, 2007 within the required time period. Similar cease trade orders were also issued by the British Columbia Securities Commission and the Ontario Securities Commission. The cease trade orders were lifted after Intergold Ltd. filed the required financial statements and management discussion and analysis for the fiscal year ended August 31, 2007.

None of the proposed directors of the Company has, within the 10 years before the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

In order for the resolution electing the directors of the Company to be effected, it must be passed by an ordinary resolution (an "Ordinary Resolution"), meaning the affirmative vote of not less than a majority of the votes cast by Shareholders with respect to a particular matter at the Meeting.

Appointment of Auditors and Authorization to Fix Remuneration of the Auditors

At the Meeting, the Shareholders will be asked to approve an Ordinary Resolution appointing Scarrow & Donald LLP of Winnipeg, Manitoba, the present auditors of the Company, as the auditors of the Company to hold office until the next annual meeting of Shareholders and authorizing the directors of the Company to fix the remuneration of the auditors. Scarrow & Donald LLP were first appointed as the auditors of the Company in September, 2005.

In order for the resolution authorizing the directors to fix the remuneration of the auditors to be effected, it must be passed by an Ordinary Resolution at the Meeting.

Re-Approval of Stock Option Plan

At the Meeting, the Shareholders will be asked to re-approve the Company's stock option plan.

The current stock option plan of the Company (the "Plan") was re-approved at the most recent annual meeting of the Shareholders held on December 3, 2007. The Plan provides that the aggregate number of Common

Shares reserved for issuance under the Plan, together with any stock options outstanding, will represent a maximum of 10% of the number of issued and outstanding Common Shares at any time. This is referred to as a "rolling" plan and, under the rules of the Exchange, the Plan must be approved by the Shareholders at each successive annual meeting of the Company. As of the date of this Management Information Circular, the Company has 214,930,589 Common Shares issued and outstanding. Accordingly, if the Plan is re-approved, there will be 21,493,058 Common Shares available for issuance (including Common Shares issuable pursuant to the exercise of outstanding stock options) pursuant to the Plan. This number is subject to adjustment for any increase or decrease in the number of issued and outstanding Common Shares such that the number of Common Shares reserved for issuance pursuant to the Plan, together with any stock options outstanding, shall be equal to 10% of the issued and outstanding Common Shares of the Company.

At the Meeting, the Shareholders will be asked to re-approve the Plan. If approval of the Plan or a modified version thereof is not obtained, the Company will not proceed to grant options under the Plan.

The Plan will be available for inspection at the Meeting. As the Plan is intended to align the interests of management and the Board with the interests of the Shareholders and to provide added incentive to the optionees, the directors recommend that the Shareholders approve the Plan.

In order for the above resolution to be effected it must be approved by Ordinary Resolution at the Meeting.

Approval of Amended and Restated Shareholder Rights Plan

Background

At the Meeting, Shareholders will be asked to approve the Company's amended and restated shareholders' rights plan (the "Rights Plan"). The Company's original shareholder rights plan (the "Original Rights Plan") was first implemented under an agreement dated June 30, 2005 between the Company and CIBC Mellon Trust Company. The Original Rights Plan is the Company's current shareholder rights plan.

The Rights Plan provides that it must be approved by Independent Shareholders. "Independent Shareholders" means, generally, the holders of Voting Shares of the Company excluding: (i) any Acquiring Person; (ii) any Person making a Take-over Bid; (iii) any Affiliate or Associate of a Person referred to in clause (i) or (ii) above; (iv) any Person acting jointly or in concert with a Person referred to in clause (i) or (ii) above; and (v) a Person who is a trustee of any employee benefit plan, share purchase plan, deferred profit sharing plan or any similar plan or trust for the benefit of employees of the Company or a subsidiary of the Company, unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a Take-over Bid.

To the knowledge of the Company, as of the date of this Circular, all Shareholders are currently Independent Shareholders and, accordingly, to the knowledge of the Company, all Shareholders will vote on the approval of the Rights Plan.

The Company reviewed the Original Rights Plan for conformity with current practices of Canadian companies with respect to shareholder rights plan design and recommendations for shareholder rights plans under the proxy voting guidelines of institutional investors. A number of changes have been made to the Original Rights Plan so as to bring the Rights Plan into conformity with current industry practice and the recommendations for shareholder rights plans under proxy guidelines of institutional investors.

A summary of the key features of the Rights Plan is attached as Schedule "B" to this Circular. All capitalized terms used in this section of the Circular and in Schedule "B" have the meanings set forth in the Rights Plan, unless otherwise indicated. The complete text of the Rights Plan is available to any Shareholder on request from the Company at its head office address, by calling (204) 277-5411, Attention: Chief Financial Officer or by e-mail request to info@sangoldcorp.com.

Recommendation of the Board

The Board has determined that it continues to be in the best interests of the Company and the holders of its Common Shares that the Company have a shareholder rights plan, in the form of the Rights Plan. **Accordingly, the Board unanimously recommends that the Shareholders vote in favour of the approval**

of the Rights Plan.

The Company has been advised that the directors and executive officers of the Company intend to vote all Common Shares held by them in favour of the confirmation and approval of the Rights Plan.

The persons named in the enclosed form of proxy, if named as proxy, intend to vote in favour of the resolution approving and reconfirming the Rights Plan unless a Shareholder has specified in their proxy that their shares are to be voted against such resolution.

Text of Resolution

> "BE IT RESOLVED, as an ordinary resolution of the Independent Shareholders of San Gold Corporation (the "Company"), that:
>
> 1. The shareholder rights plan of the Company be continued and the Amended and Restated Shareholder Rights Plan Agreement to be made as of June 23, 2008 (the "Rights Plan Agreement") between the Company and CIBC Mellon Trust Company, as rights agent, be and it is hereby approved; and
> 2. Any officer or director of the Company be and is hereby authorized, for and on behalf of the Company, to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to this resolution."

Vote Required

Shareholder approval of the Rights Plan is required by stock exchange rules. Under the terms of the Rights Plan, the foregoing resolution must be approved by an Ordinary Resolution of the Independent Shareholders (generally, all Shareholders other than a person who beneficially owns, or who is deemed to beneficially own, more than 20% of the issued and outstanding Common Shares, or an offeror or Acquiring Person, their Associates and Affiliates, and Persons acting jointly or in concert with the offeror or Acquiring Person) at the Meeting.

If the above resolution approving the Rights Plan is passed at the Meeting, then the Company and CIBC Mellon Trust Company will execute the Rights Plan Agreement effective as of the date the resolution is passed.

If the resolution is not passed at the Meeting, the Rights Plan will not come into effect and the Original Plan will terminate and be of no further force and effect and the Company will no longer have any form of shareholder rights plan.

The Board reserves the right to alter any terms of or not to proceed with the Rights Plan at any time prior to the Meeting in the event that the Board determines that it would be in the best interests of the Company and its Shareholders to do so, in light of subsequent developments.

Objectives of the Rights Plan

The primary objectives of the Rights Plan, as with the Original Rights Plan, are to ensure that, in the context of a bid for control of the Company through an acquisition of the Company's Common Shares, the Board has sufficient time to explore and develop alternatives for maximizing Shareholder value, to provide adequate time for competing bids to emerge, to ensure that Shareholders have an equal opportunity to participate in such a bid and to give them adequate time to properly assess the bid and lessen the pressure to tender typically encountered by a shareholder of a company that is subject to a bid.

In approving the Rights Plan, the Board considered the following concerns inherent in the existing legislative framework governing takeover bids in Canada:

(i) *Time*. Current legislation permits a takeover bid to expire in 35 days. The Board is of the view that 35 days may not be sufficient time to permit Shareholders to consider a takeover bid and to make a reasoned and unhurried decision. The Rights Plan provides a mechanism whereby the minimum expiry period for a Take-over Bid must be 60 days after the date of the bid and the bid must remain open for a further period of 10 business days after the offeror publicly

announces that the shares deposited or tendered and not withdrawn constitute more than 50% of the Voting Shares outstanding held by Independent Shareholders. The Rights Plan is intended to provide Shareholders with adequate time to properly evaluate the offer and to provide the Board with sufficient time to explore and develop alternatives for maximizing Shareholder value. Those alternatives could include, if deemed appropriate by the Board, the identification of other potential bidders, the conducting of an orderly auction or the development of a corporate restructuring alternative which could enhance Shareholder value.

(ii) *Pressure to Tender.* A Shareholder may feel compelled to tender to a bid which the Shareholder considers to be inadequate out of a concern that failing to tender may result in the Shareholder being left with illiquid or minority discounted shares in the target company. This is particularly so in the case of a partial bid for less than all shares of a class, where the bidder wishes to obtain a control position but does not wish to acquire all of the Voting Shares. The Rights Plan provides a Shareholder approval mechanism in the Permitted Bid provision which is intended to ensure that a Shareholder can separate the tender decision from the approval or disapproval of a particular Take-over Bid. By requiring that a bid remain open for acceptance for a further 10 Business Days following public announcement that more than 50% of the Voting Shares held by Independent Shareholders have been deposited, a Shareholder's decision to accept a bid is separated from the decision to tender, lessening the undue pressure to tender typically encountered by a shareholder of a company that is the subject of a takeover bid.

(iii) *Unequal Treatment.* While existing securities legislation has substantially addressed many concerns of unequal treatment, there remains the possibility that control of a company may be acquired pursuant to a private agreement in which a small group of shareholders dispose of shares at a premium to market price which premium is not shared with other shareholders. In addition, a person may slowly accumulate shares through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all shareholders. The Rights Plan addresses these concerns by applying to essentially all acquisitions of greater than 20% of the Voting Shares, to better ensure that Shareholders receive equal treatment.

General Impact of the Rights Plan

It is not the intention of the Board in maintaining a shareholder rights plan for the Company to secure the continuance of existing directors or management in office, nor to avoid a bid for control of the Company in a transaction that is fair and in the best interest of Shareholders. For example, through the Permitted Bid mechanism, described in more detail in Schedule "B" to this Circular, Shareholders may tender to a bid which meets the Permitted Bid criteria without triggering the Rights Plan, regardless of the acceptability of the bid to the Board. Furthermore, even in the context of a bid that does not meet the Permitted Bid criteria, the Board will continue to be bound to consider fully and fairly any bid for the Company's Common Shares in any exercise of its discretion to waive application of the Rights Plan or redeem the Rights. In all such circumstances, the Board must act honestly and in good faith with a view to the best interests of the Company and its Shareholders.

Neither the Original Rights Plan nor the Rights Plan was adopted or approved in response to or in anticipation of any pending or threatened takeover bid, nor to deter takeover bids generally. As of the date of this Circular, the Board was not aware of any third party considering or preparing any proposal to acquire control of the Company. Rather, the objectives of the Rights Plan remain the same as they were for the Original Rights Plan, as summarized above.

The Rights Plan does not interfere with the day-to-day operations of the Company. The issuance of the Rights does not in any way alter the financial condition of the Company, impede its business plans or alter its financial statements. In addition, the Rights Plan is not initially dilutive and is not expected to have any effect on the trading of Common Shares. However, if a Flip-In Event occurs and the Rights separate from the Common Shares, as described in Schedule "B", reported earnings per share and reported cash flow per share on a fully-diluted or non-diluted basis may be affected. In addition, holders of Rights not exercising their Rights after a Flip-In Event may suffer substantial dilution.

The Rights Plan does not preclude any Shareholder from utilizing the proxy mechanism of applicable

corporate law to promote a change in the management or direction of the Company, and has no effect on the rights of holders of outstanding voting shares of the Company to requisition a meeting of Shareholders, in accordance with the provisions of applicable corporate and securities legislation, or to enter into agreements with respect to voting their Common Shares. The definitions of "Acquiring Person" and "Beneficial Ownership" have been developed to minimize concerns that the Rights Plan may be inadvertently triggered or triggered as a result of an overly-broad aggregating of holdings of institutional Shareholders and their clients.

In summary, the Board believes that the dominant effect of the Rights Plan will be to enhance Shareholder value and ensure equal treatment of all Shareholders in the context of an acquisition of control.

Tax Consequences of Rights Plan

The following discussion is of a general nature only and is not intended to constitute nor should it be construed to constitute legal or tax advice to any particular Shareholder. Shareholders are advised to consult their own tax advisers regarding the consequences of acquiring, holding, exercising or otherwise disposing of their Rights, taking into account their own particular circumstances and applicable foreign, provincial, state and local tax laws.

Canadian Federal Income Tax Consequences

While the matter is not free from doubt, the issue of the Rights may be a taxable benefit which must be included in the income of Shareholders. However, no amount must be included in income if the Rights do not have a monetary value at the date of issue. The Company considers that the Rights, when issued, will have negligible monetary value, there being only a remote possibility that the Rights will ever be exercised.

Assuming that the Rights have no value, Canadian Shareholders will not be required to include any amount in income or be subject to withholding tax under the *Income Tax Act (Canada)* (the "Tax Act") as a result of the issuance of the Rights. The Rights will be considered to have been acquired at no cost.

The holders of Rights may have income or be subject to withholding tax under the Tax Act if the Rights are exercised or otherwise disposed of.

In the unlikely event that Rights are disposed of for proceeds of disposition greater than zero, a holder thereof may realize a capital gain.

Approval of Employee Share Ownership Plan

At the Meeting, the Shareholders will be asked to approve the proposed employee share ownership plan of the Company (the "ESOP"). The ESOP provides the Board with the ability to grant certain eligible employees ("Eligible Employees") the right to subscribe for Common Shares from treasury. Pursuant to the ESOP, the Board from time to time shall designate a maximum number of Common Shares that Eligible Employees may purchase in accordance with the terms of the ESOP. The price at which Common Shares will be sold to an Eligible Employee shall be determined by the Board at the time of the grant of the right to purchase the Common Shares, but shall not be less than the market price of the Common Shares, less the maximum discount permitted by the Exchange. The maximum number of Common Shares which may be purchased by any Eligible Employee pursuant to the ESOP in a particular fiscal year shall be equal to 5% of the basic salary or compensation of the Eligible Employee, not including overtime or bonuses, before payroll deductions and taxes. In addition, the maximum number of Common Shares which may be purchased by any Eligible Employee pursuant to the ESOP in a particular fiscal year shall not exceed 0.1% of the issued and outstanding Common Shares of the Company.

A total of 5,000,000 Common Shares, equal to 2.33% of the issued and outstanding Common Shares as at the date hereof, will be reserved for issuance pursuant to the ESOP. No Common Shares shall be permitted to be issued to insiders of the Company pursuant to the ESOP.

In order to assist Eligible Employees in purchasing Common Shares, the Company will arrange for loans ("Employee Loans") to Eligible Employees from an independent financial institution (the "Lender") equal to the purchase price of the Common Shares to be purchased by the Eligible Employee. There is no requirement for an Eligible Employee to obtain an Employee Loan in order to participate in the ESOP but it is anticipated by the Company that most Eligible Employees will wish to do so. The Employee Loans will bear interest at a rate

determined by the Lender and agreed to by each Eligible Employee from time to time. The Employee Loans shall be guaranteed by the Company. Each Employee Loan made to an Eligible Employee shall be repaid over a maximum term of one year by way of monthly payments from the Eligible Employee to the Lender. Provided that the Eligible Employee remains employed by the Company, the monthly payments shall be made by way of payroll deductions from the Eligible Employee by the Company and shall be forwarded to the Lender by the Company. Upon the death, permanent disability, resignation, retirement, or termination of employment or engagement with the Company, as applicable, of an Eligible Employee, the Eligible Employee, or his successors or assigns, as applicable, shall be required to repay the Employee Loan from their own funds, rather than from payroll deductions as contemplated above. The right of Eligible Employees to purchase Common Shares pursuant to the ESOP shall not be assignable by the Eligible Employee.

The Common Shares purchased by each Eligible Employee shall be registered in the name of such Eligible Employee but shall be hypothecated and pledged to the Company as security for the guarantee of the Employee Loan by the Company to the Lender. The certificates representing such Common Shares shall be held by the Company. In the event that there is a default on an Employee Loan and the Company is required to repay the Employee Loan pursuant to its guarantee, all Common Shares of the applicable Eligible Employee held by the Company pursuant to the pledge shall be cancelled. Upon the repayment in full of an Employee Loan by the Eligible Employee, the Common Shares to which such Employee Loan relates shall cease to be subject to the ESOP or any security interest of the Company and the certificate representing such Common Shares shall be delivered to the Eligible Employee by the Company.

The ESOP will not be implemented by the Company until it has been approved by the Shareholders. If the ESOP is approved by the Shareholders and implemented by the Company, the Board may make amendments of a "housekeeping" nature to the ESOP, but no amendment of the ESOP, or any termination of the ESOP, shall divest any Eligible Employee that has purchased Common Shares pursuant to the ESOP of his entitlement to any rights of such Eligible Employee without the prior written consent of such Eligible Employee.

At the Meeting, the Shareholders will be asked to approve the ESOP. If approval of the ESOP or a modified version thereof is not obtained, the Company will not proceed to implement the ESOP.

A draft version of the ESOP will be available for inspection at the Meeting. As the ESOP is intended to align the interests of the employees of the Company with the interests of the Shareholders and to provide added incentive to employees of the Company, the directors recommend that the Shareholders approve the ESOP.

In order for the above resolution to be effected it must be approved by Ordinary Resolution at the Meeting.

Ratification of New General By-Law No. 1

The Shareholders will be asked to consider and if thought fit, to ratify a new General By-law No. 1 of the Company which has been enacted by the Board.

General By-law No. 1 sets out the by-laws which will regulate the business affairs of the Company and replaces the current general by-law of the Company. The only significant change in the new General By-law No. 1 of the Company is that it permits the directors of the Company to appoint an additional independent director at any time to serve until the next annual meeting of the Shareholders of the Company. A copy of the new General By-law No. 1 is attached as Schedule "C" and will also be available at the Meeting. The Ordinary Resolution to be put before the Shareholders at the Meeting is as follows:

BE IT RESOLVED, AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS OF THE COMPANY THAT:

(i) the new General By-Law No. 1 relating generally to the conduct of the business and affairs of the Company, submitted to the meeting and initialed by the Chairman for identification purposes, be and the same is hereby ratified and confirmed; and

(ii) any one director or officer of the Company be and is hereby authorized and directed to do and perform all such acts and things and to execute and deliver or cause to be executed and delivered, for, in the name of and on behalf of the Company all such

deeds, documents and other instruments as may be necessary or desirable to perform or give effect to the provisions of this resolution.

In order for the above resolution to be effected it must be approved by Ordinary Resolution at the Meeting.

General Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, however if any other matters do arise, the Management Nominees named in the proxy intend to vote on any poll, in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters set out in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

AUDIT COMMITTEE

Composition of the Audit Committee

The following are the members of the audit committee of the Company:

Ben Hubert	Independent (1)	Financially literate (1)
Courtney Shearer	Not Independent (1)	Financially literate (1)

Note:
(1) As defined in Multilateral Instrument 52-110.

The text of the charter of the audit committee is attached hereto as Schedule "A".

The Company is not required to comply with Parts 3 (*Composition of the Audit Committee*) and 5 (*Reporting Obligations*) of Multilateral Instrument 52-110 *Audit Committees* ("MI 52-110) because the Company is a "venture issuer" as defined in MI 52-110.

Audit Committee Oversight

At no time since the commencement of the Company's financial year ended December 31, 2007 was a recommendation of the audit committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company's financial year ended December 31, 2007 has the Company relied on the exemption in section 2.4 of MI 52-110 (de minimis non-audit services) or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

Pre-Approval Policies and Procedures

The audit committee may adopt specific policies and procedures for the engagement of non-audit services as set forth in the charter of the audit committee attached hereto as Schedule "A".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2007	$63,000	$50,000	Nil	$9,950
December 31, 2006	$87,000	$35,000	Nil	Nil

The audit related fees for the financial years ended December 31, 2006 and December 31, 2007 relate to assistance given to the Audit Committee by the external auditors. The other fees in the financial year ended December 31, 2007 relate to a proposed private placement by the Company that was not completed.

CORPORATE GOVERNANCE DISCLOSURE

Board of Directors

The Board currently consists of six directors, two of whom, Ben Hubert and Michael Power, are considered to be independent as defined in MI 52-110, but two of whom, Courtney Shearer and Richard Boulay, are considered to be independent for the purposes of the Exchange as they are not employees, senior officers, control persons or management consultants of the Company or any of its affiliates. Mr. Hubert, Mr. Power, Mr. Shearer and Mr. Boulay are responsible for reviewing and approving matters involving a conflict of interest between the Company and its directors or officers, and any matters requiring the approval of non-management directors under applicable corporate and/or securities laws and the requirements of the Exchange. All directors must disclose any potential conflicts of interest with respect to a matter before the Board and any director with a conflict of interest must refrain from voting on the matter in question, except as permitted by *The Corporations Act* (Manitoba).

Hugh Wynne is not an independent director (as defined in MI 52-110) because he is the Executive Chairman of the Company. Dale Ginn is not an independent director (as defined in MI 52-110) because he is the Chief Executive Officer of the Company. Richard Boulay is not an independent director (as defined in MI 52-110) because he was the Chief Financial Officer of the Company until April 30, 2007. Courtney Shearer is not an independent director (as defined in MI 52-110) because he was an officer of Gold City Industries Ltd., a predecessor company of the Company.

The Board meets on a regular basis, not less than four times a year.

Directorships

The table below sets forth the positions that the directors and officers of the Company hold with other reporting issuers.

Name	Reporting Issuer	Position Held	Period Served
Courtney Shearer	Merit Mining Inc.	Director	2005 to Present
	Marum Resources Inc.	Director	2007 to Present
Richard Boulay	Marum Resources Inc.	President and Director	1993 to Present
	Puma Exploration Inc.	Director	2000 to Present
	Petrolia Inc.	Director	2005 to Present
Benjamin Hubert	Intergold Limited	Director	2004 to Present
Michael Power	Moydow Mines International Inc.	Director, Vice-President and Secretary	1998 to Present
	Zaruma Resources Inc.	Director	2005 to Present
	Conroy Diamonds and Gold P.l.c.	Director	2004 to Present
	Seafield Resources Ltd.	Director	2007 to Present

Orientation and Continuing Education

The Nominating Committee is responsible for providing an orientation program for new directors and ensuring that continuing education opportunities are available for all directors. To date, there has been little need to apply this program since all directors are mature persons with substantial business and technical experience who possess a thorough knowledge of the mining industry.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics. The Code of Business Conduct and Ethics provides that the Company (together with its affiliates) cannot compromise its position in the marketplace by allowing any of its directors, officers and employees to subject themselves or be subjected to situations which could prove to be conflicting, prejudicial, embarrassing, or which could otherwise interfere with the impartial discharge of their duties. The Code of Business Conduct and Ethics strives to create a culture in the Company and its affiliates that values high ethical standards, honesty and compliance with laws, rules and regulations. The Code of Business Conduct and Ethics contains prohibitions on discrimination and harassment. The Code of Business Conduct and Ethics contains provisions that require the directors, officers and other employees of the Company to avoid situations where their personal interests conflict, or appear to conflict, with the interests of the Company. The Governance Committee of the Company is charged with monitoring and enforcing the Code of Business Conduct and Ethics of the Company.

The Board has also adopted an Audit Committee Charter, Governance Committee Charter, Nominating Committee Charter, Compensation Committee Charter, Disclosure Committee Charter, Board Charter, Disclosure Policy, position descriptions for the Chief Executive Officer of the Company, the Executive Chairman of the Company and chairs of all committees and a Whistleblower Policy.

Nomination of Directors

The Nominating Committee of the Board has the responsibility for identifying and recruiting qualified new members to the Board as required, and for related succession planning considerations.

Compensation

The Compensation Committee is responsible for annually reviewing and determining executive compensation packages for the senior officers of the Company, including salary, bonuses, stock options or awards and other incentives. The Compensation Committee also reviews and recommends directors' compensation from time to time, as appropriate.

Other Board Committees

In addition to the Audit Committee, the Compensation Committee and the Nominating Committee, the Board has established a Disclosure Committee and a Governance Committee. The Governance Committee is responsible for, among other things, all aspects of the corporate governance of the Company. The Disclosure Committee is responsible for, among other things, overseeing the disclosure practices of the Company.

Assessments

The Governance Committee has been entrusted with the task of assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, including soliciting and receiving comments from individual directors as to the foregoing matters and to report annually, or from time to time as appropriate, to the Board on such matters.

ADDITIONAL INFORMATION

Additional Information relating to the Company is available on SEDAR at www.sedar.com. Shareholders of the Company may contact the Company as set forth below in order to request copies of the Company's financial statements and management discussion and analysis. Financial information regarding the Company is provided in the Company's financial statements and management discussion and analysis for the most recently completed financial year.

San Gold Corporation
PO Box 1000, General Delivery
Bissett, Manitoba
R0E 0J0

CERTIFICATE OF SAN GOLD CORPORATION

May 26, 2008

The contents and sending of this Information Circular have been approved by the directors of San Gold Corporation. The foregoing contains no untrue statement of a material fact in respect of San Gold Corporation and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

"*Hugh Wynne*" (signed)

Hugh Wynne
Director

SCHEDULE "A"

SAN GOLD CORPORATION

AUDIT COMMITTEE CHARTER

Role and Objective

The Audit Committee (the "Committee") is a committee of the board of directors (the "Board") of San Gold Corporation ("San Gold") to which the Board has delegated its responsibility for oversight of the nature and scope of the annual audit, management's reporting on internal accounting standards and practices, financial information and accounting systems and procedures, financial reporting and statements and recommending, for Board approval, the audited financial statements and other mandatory disclosure releases containing financial information. The objectives of the Committee are as follows:

1. To assist directors in meeting their responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements of San Gold and related matters;

2. To provide better communication between directors and external auditors appointed by San Gold;

3. To enhance the external auditors' independence; and

4. To increase the credibility and objectivity of financial reports.

Membership of Committee

1. The Committee shall be comprised of at least three (3) directors of San Gold.

2. The Board shall have the power to appoint the Committee Chairman.

3. All of the members of the Committee shall be "financially literate". The Board of San Gold has adopted the definition for "financial literacy" used in Multilateral Instrument 52-110 – Audit Committees ("MI 52-110").

Meetings

1. At all meetings of the Committee every question shall be decided by a majority of the votes cast. In case of an equality of votes, the Chairman of the meeting shall not be entitled to a second or casting vote.

2. A quorum for meetings of the Committee shall be a majority of its members and the rules for calling, holding, conducting and adjourning meetings of the Committee shall be the same as those governing the Board.

3. Meetings of the Committee should be scheduled to take place at least four times per year. Minutes of all meetings of the Committee shall be taken.

4. The Committee shall forthwith report the results of meetings and reviews undertaken and any associated recommendations to the Board.

5. The Committee shall meet with the external auditors at least once per year (in connection with the preparation of the year end financial statements) and at such other times as the external auditors and the Committee consider appropriate.

Mandate and Responsibilities of Committee

1. It is the responsibility of the Committee to oversee the work of the external auditors, including resolution of disagreements between management and the external auditors regarding financial

reporting.

2. It is the responsibility of the Committee to satisfy itself on behalf of the Board with respect to San Gold's internal control system:

- identifying, monitoring and mitigating business risks; and
- ensuring compliance with legal, ethical and regulatory requirements.

3. It is a responsibility of the Committee to review the annual financial statements of San Gold prior to their submission to the Board for approval. The process should include but not be limited to:

- reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future years' financial statements;
- reviewing significant accruals or other estimates such as the ceiling test calculation;
- reviewing accounting treatment of unusual or non-recurring transactions;
- ascertaining compliance with covenants under loan agreements;
- reviewing disclosure requirements for commitments and contingencies;
- reviewing adjustments raised by the external auditors, whether or not included in the financial statements;
- reviewing unresolved differences between management and the external auditors; and
- obtaining explanations of significant variances within comparative reporting periods.

4. The Committee is to review the financial statements (and make a recommendation to the Board with respect to their approval), prospectuses, management discussion and analysis and all public disclosure containing audited or unaudited financial information before release and prior to Board approval. The Committee must be satisfied that adequate procedures are in place for the review of San Gold's disclosure of all other financial information and shall periodically assess the accuracy of those procedures.

5. With respect to the appointment of external auditors by the Board, the Committee shall:

- recommend to the Board the appointment of the external auditors;
- recommend to the Board the terms of engagement of the external auditors, including the compensation of the external auditors and a confirmation that the external auditors shall report directly to the Committee; and
- when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change.

6. The Committee shall review with external auditors (and the internal auditor if one is appointed by San Gold) their assessment of the internal controls of San Gold, their written reports containing recommendations for improvement, and management's response and follow-up to any identified weaknesses. The Committee shall also review annually with the external auditors their plan for their audit and upon completion of the audit, their reports on the financial statements of San Gold and its subsidiaries.

7. The Committee must pre-approve all non-audit services to be provided to San Gold or its subsidiaries by the external auditors. The Committee may delegate to one or more members the authority to pre-approve non-audit services, provided that the member report to the Committee at the next scheduled

meeting such pre-approval and the member comply with such other procedures as may be established by the Committee from time to time.

8. The Committee shall review risk management policies and procedures of San Gold (i.e. hedging, litigation and insurance).

9. The Committee shall establish a procedure for:

- the receipt, retention and treatment of complaints received by San Gold regarding accounting, internal accounting controls or auditing matters; and

- the confidential, anonymous submission by employees of San Gold of concerns regarding questionable accounting or auditing matters.

10. The Committee shall review and approve San Gold's hiring policies regarding employees and former employees of the present and former external auditors of San Gold.

11. The Committee shall have the authority to investigate any financial activity of San Gold. All employees of San Gold are to cooperate as requested by the Committee.

12. The Committee may retain persons having special expertise and/or obtain independent professional advise to assist in filling their responsibilities at the expense of San Gold without any further approval of the Board.

SCHEDULE "B"

AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN

Summary of Key Features

The following is a summary of the features of the Rights Plan proposed to be implemented pursuant to an amended and restated shareholder rights plan agreement to be dated as of June 23, 2008 (the "Rights Plan Agreement") between the Company and CIBC Mellon Trust Company, as rights agent. The summary is qualified in its entirety by the full text of the Rights Plan, a copy of which is available from the Company as described in the Circular. All defined terms, where used in this summary without definition, have the meanings attributed to them in the Rights Plan Agreement.

a) Issuance of Rights

One Right was issued by the Company in respect of each Common Share outstanding at the close of business on June 30, 2005, the date of implementation of the Original Rights Plan, and one Right was issued and will continue to be issued in respect of each Common Share of the Company issued thereafter, prior to the earlier of the Separation Time and the Expiration Time. Under the Rights Plan, the Rights are simply reconfirmed and the Company reconfirms its authorization to continue the issuance of new Rights for each Common Share issued. Each Right entitles the registered holder thereof to purchase from the Company one Common Share. The exercise price under the Rights Plan is $30. The Rights are not exercisable until the Separation Time. If a Flip-In Event occurs, each Right will entitle the registered holder to receive, upon payment of the Exercise Price, Common Shares of the Company having an aggregate market price equal to twice the Exercise Price.

The Rights Plan includes a new provision that the Company is not required to issue or deliver Rights, or securities upon the exercise of Rights, outside of Canada or the United States, where such issuance or delivery would be unlawful without registration of the relevant Persons or securities. If the Rights Plan would require compliance with securities laws or comparable legislation of a jurisdiction outside of Canada and the United States, the Board of Directors may establish procedures for the issuance to a Canadian resident fiduciary of such securities, to hold such Rights or other securities in trust for the Persons beneficially entitled to them, to sell such securities, and to remit the proceeds to such Persons.

b) Trading of Rights

Until the Separation Time (or the earlier termination or expiration of the Rights), the Rights will be evidenced by the certificates representing the Common Shares of the Company and will be transferable only together with the associated Common Shares. From and after the Separation Time, separate certificates evidencing the Rights ("Rights Certificates"), together with a disclosure statement prepared by the Company describing the Rights, will be mailed to holders of record of Common Shares (other than an Acquiring Person) as of the Separation Time. Rights Certificates will also be issued in respect of Common Shares issued prior to the Expiration Time, to each holder (other than an Acquiring Person) converting, after the Separation Time, securities ("Convertible Securities") convertible into or exchangeable for Common Shares. The Rights will trade separately from the Common Shares after the Separation Time.

c) Separation Time

The Separation Time is the Close of Business on the tenth Business Day after the earlier of (i) the "Stock Acquisition Date", which is generally the first date of public announcement of facts indicating that a Person has become an Acquiring Person, and (ii) the date of the commencement of, or first public announcement of the intent of any Person (other than the Company or any Subsidiary of the Company) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid, so long as such bid continues to satisfy the requirements of a Permitted Bid or Competing Permitted Bid). In either case, the Separation Time can be such later date as may from time to time be determined by the Board of Directors. If a Take-over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, it shall be deemed never to have been made.

d) Acquiring Person

In general, an Acquiring Person is a Person who is the Beneficial Owner of 20% or more of the Company's outstanding Voting Shares. Excluded from the definition of "Acquiring Person" are the Company and its Subsidiaries, and any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or more or any combination of an acquisition or

redemption by the Company of Voting Shares, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition and a Pro Rata Acquisition. The definitions of "Permitted Bid Acquisition", "Exempt Acquisition", "Convertible Security Acquisition" and "Pro Rata Acquisition" are set out in the Rights Plan Agreement. However, in general:

(i) a "Permitted Bid Acquisition" means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(ii) an "Exempt Acquisition" means a share acquisition (A) in respect of which the Board of Directors has waived the application of the Rights Plan pursuant to the provisions of the Rights Plan; (B)pursuant to a dividend reinvestment plan of the Company; (C) pursuant to the receipt or exercise of rights issued by the Company to all holders of Voting Shares to subscribe for or purchase Voting Shares or Convertible Securities, provided that the Person does not thereby acquire a greater percentage of Voting Shares or Convertible Securities so offered than the Person's percentage of Voting Shares or Convertible Securities Beneficially Owned immediately prior to such acquisition; (D) pursuant to a distribution by the Company of Voting Shares or Convertible Securities by way of prospectus or private placement by the Company, provided that the Person does not thereby acquire (or is deemed to Beneficially Own) a greater percentage of Voting Shares so offered than the Person's percentage of Voting Shares Beneficially Owned immediately prior to such acquisition; or (E) the exercise of stock options granted under a stock option plan of the Company or rights to purchase securities granted under a share purchase plan of the Company;

(iii) a "Convertible Security Acquisition" means an acquisition of Voting Shares upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition; and

(iv) a "Pro Rata Acquisition" means an acquisition of Voting Shares or Convertible Securities as a result of a stock dividend, a stock split or other similar event, acquired on the same pro rata basis as all other holders of Voting Shares.

Also excluded from the definition of "Acquiring Person" are underwriters or members of a banking or selling group acting in connection with a distribution of securities by way of prospectus or private placement.

To the best of the knowledge of the directors and senior officers of the Company, as of the date hereof, no person is the Beneficial Owner of 20% or more of the outstanding Voting Shares.

e) Beneficial Ownership

In general, a Person is deemed to Beneficially Own Common Shares actually held by others in circumstances where those holdings are or should be grouped together for purposes of the Rights Plan. Included are holdings by the Person's Affiliates (generally, a person that controls, is controlled by, or is under common control with another person) and Associates (generally, relatives sharing the same residence). Also included are securities which the Person or any of the Person's Affiliates or Associates has the right to acquire within 60 days (other than (1) customary agreements with and between underwriters and/or banking group and/or selling group members with respect to a public offering of securities, or (2) pursuant to a pledge of securities).

A Person is also deemed to "Beneficially Own" any securities that are Beneficially Owned (as described above) by any other Person with which the Person is acting jointly or in concert (a "Joint Actor"). A Person is a Joint Actor with any Person who is a party to an agreement, arrangement or understanding with the first Person or an Associate or Affiliate thereof for the purpose of acquiring or offering to acquire Common Shares.

(i) Institutional Shareholder Exemptions from Beneficial Ownership

The definition of "Beneficial Ownership" contains several exclusions whereby a Person is not considered to "Beneficially Own" a security. There are exemptions from the deemed "Beneficial Ownership" provisions for institutional shareholders acting in the ordinary course of business. These exemptions apply to: (A) an investment manager ("Investment Manager") which holds securities in the ordinary course of business in the performance of its duties for the account of any other Person (a "Client"), including the acquisition or holding of securities for non-discretionary accounts held on behalf of a Client by a broker or dealer registered under applicable securities law; (B) a licensed trust company ("Trust Company") acting as trustee or administrator or in a similar capacity in relation to the estates of deceased or

incompetent persons (each an "Estate Account") or in relation to other accounts (each an "Other Account") and which holds such security in the ordinary course of its duties for such accounts; (C) the administrator or the trustee (a "Plan Trustee") of one or more pension funds or plans (a "Plan") registered under applicable law; (D) a Person who is a Plan or is a Person established by statute (the "Statutory Body"), and its ordinary business or activity includes the management of investment funds for employee benefit plans, pension plans, insurance plans, or various public bodies, or (E) a Crown agent or agency. The foregoing exemptions only apply so long as the Investment Manager, Trust Company, Plan Trustee, Plan, Statutory Body or Crown agent or agency is not then making or has not then announced an intention to make a Take-over Bid, other than an Offer to Acquire Voting Shares or other securities pursuant to a distribution by the Company or by means of ordinary market transactions.

A Person will not be deemed to "Beneficially Own" a security because (i) the Person is a Client of the same Investment Manager, an Estate Account or an Other Account of the same Trust Company, or Plan with the same Plan Trustee as another Person or Plan on whose account the Investment Manager, Trust Company or Plan Trustee, as the case may be, holds such security; or (ii) the Person is a Client of an Investment Manager, Estate Account, Other Account or Plan, and the security is owned at law or in equity by the Investment Manager, Trust Company or Plan Trustee, as the case may be.

(ii) Exemption for Permitted Lock-up Agreement

A Person will not be deemed to "Beneficially Own" any security where the holder of such security has agreed to deposit or tender such security pursuant to a Permitted Lock-up Agreement in respect of a Take-over Bid made by such Person or such Person's Affiliates or Associates or a Joint Actor, or such security has been deposited or tendered pursuant to a Take-over Bid made by such Person or such Person's Affiliates, Associates or Joint Actors until the earliest time at which any such tendered security is accepted unconditionally for payment or is taken up and paid for.

A Permitted Lock-up Agreement is essentially an agreement between a Person and one or more holders of Voting Shares and/or Convertible Securities (the terms of which are publicly disclosed and made available to the public within the time frames set forth in the definition of Permitted Lock-up Agreement) pursuant to which each Locked-up Person agrees to deposit or tender Voting Shares and/or Convertible Securities to the Lock-up Bid and which further provides that such agreement permits the Locked-up Person to withdraw its Voting Shares and/or Convertible Securities in order to deposit or tender the Voting Shares to another Take-Over Bid or support another transaction: (A) at a price or value that exceeds the price under the Lock-Up Bid; or (B) is for a number of Voting Shares or Convertible Securities at least 7% greater than the number of Voting Shares or Convertible Securities under the Lock-Up Bid at a price or value that is not less than the price or value offered in the Lock up Bid; or (C) (1) that contains an offering price for each Voting Share or Convertible Security that exceeds by as much as or more than a specified amount (the "Specified Amount") the offering price for each Voting Share or Convertible Security contained in or proposed to be contained in the Lock-up Bid and (2) does not by itself provide for a Specified Amount that is greater than 7% of the offering price contained in or proposed to be contained in the Lock-up Bid.

A Permitted Lock-up Agreement may contain a right of first refusal or require a period of delay to give the Person who made the Lock-up Bid an opportunity to match a higher price in another Take-Over Bid or transaction or other similar limitation on a Locked-up Person's right to withdraw Voting Shares and/or Convertible Securities so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Voting Shares during the period of the other Take-Over Bid or transaction. Finally, under a Permitted Lock-up Agreement no "break up" fees, "top up" fees, penalties, expenses or other amounts that exceed in aggregate the greater of: (A) 2.5% of the price or value of the consideration payable under the Lock-up Bid; and (B) 50% of the amount by which the price or value of the consideration received by a Locked-up Person under another Take-Over Bid or transaction exceeds what such Locked-up Person would have received under the Lock-up Bid; can be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Voting Shares to the Lock-up Bid or withdraws Voting Shares and/or Convertible Securities previously tendered thereto in order to deposit such Voting Shares to another Take-Over Bid or support another transaction.

f) Flip-In Event

A Flip-In Event occurs when any Person becomes an Acquiring Person. In the event that, prior to the Expiration Time, a Flip-In Event which has not been waived by the Board of Directors occurs (see "Redemption, Waiver and Termination"), each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person or a transferee of such a Person, which Rights will become null and void) shall constitute the right to purchase from the Company, upon exercise thereof in accordance with the terms of the Rights Plan, that number of Common Shares having an aggregate Market Price on the date of the Flip-In Event equal to twice the Exercise Price, for the Exercise Price (such Right being subject to anti-dilution adjustments) For example, if at the time of the Flip-In Event the Exercise Price is $30 and the Market Price of the Common Shares is $2, the holder of each Right would be entitled to purchase Common Shares having an aggregate Market Price of $60 (that is, 30 Common Shares) for $30 (that is, a 50% discount from the Market Price).

g) Permitted Bid and Competing Permitted Bid

A Permitted Bid is a Take-over Bid made by way of a Take-over Bid circular and which complies with the following additional provisions:

(i) the Take-over Bid is made to all holders of record of Voting Shares, other than the Offeror;

(ii) the Take-over Bid contains irrevocable and unqualified conditions that:

(A) no Voting Share shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date which is not less than 60 days following the date of the Take-over Bid and the provisions for the take-up and payment for Voting Shares tendered or deposited thereunder shall be subject to such irrevocable and unqualified condition;

(B) unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to the Take-over Bid at any time prior to the close of business on the date of first take-up or payment for Voting Shares and all Voting Shares deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on such dates;

(C) more than 50% of the outstanding Voting Shares held by Independent Shareholders must be deposited to the Take-over Bid and not withdrawn at the close of business on the date of first take-up or payment for Voting Shares; and

(D) in the event that more than 50% of the then outstanding Voting Shares held by Independent Shareholders have been deposited to the Take over Bid and not withdrawn as at the date of first take-up or payment for Voting Shares under the Take-over Bid, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than 10 Business Days from the date of such public announcement.

A Competing Permitted Bid is a Take-over Bid that is made after a Permitted Bid has been made but prior to its expiry, satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is not required to remain open for 60 days so long as it is open until the later of (i) the earliest date on which Common Shares may be taken-up or paid for under any earlier Permitted Bid or Competing Permitted Bid that is in existence and (ii) 35 days (or such other minimum period of days as may be prescribed by applicable law in Manitoba) after the date of the Take-over Bid constituting the Competing Permitted Bid.

h) Redemption, Waiver and Termination

(i) *Redemption of Rights on Approval of Holders of Voting Shares and Rights.* The Board of Directors acting in good faith may, after having obtained the prior approval of the holders of Voting Shares or Rights, at any time prior to the occurrence of a Flip-In Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 per Right, appropriately adjusted for anti-dilution as provided in the Rights Plan (the "Redemption Price").

(ii) *Waiver of Inadvertent Acquisition.* The Board of Directors acting in good faith may waive the application of the Rights Plan in respect of the occurrence of any Flip-In Event if (A) the Board of Directors has determined that a Person became an Acquiring Person under the Rights Plan by inadvertence and without any intent or knowledge that it would become an

Acquiring Person; and (B) the Acquiring Person has reduced its Beneficial Ownership of Voting Shares such that at the time of waiver the Person is no longer an Acquiring Person

(iii) *Deemed Redemption.* In the event that a Person who has made a Permitted Bid or a Take-over Bid in respect of which the Board of Directors has waived or has deemed to have waived the application of the Rights Plan consummates the acquisition of the Voting Shares, the Board of Directors shall be deemed to have elected to redeem the Rights for the Redemption Price.

(iv) *Discretionary Waiver with Mandatory Waiver of Concurrent Bids.* The Board of Directors acting in good faith may, prior to the occurrence of the relevant Flip-In Event as to which the Rights Plan has not been waived under this clause, upon prior written notice to the Rights Agent, waive the application of the Rights Plan to a Flip-In Event that may occur by reason of a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Voting Shares. However, if the Board of Directors waives the application of the Rights Plan, the Board of Directors shall be deemed to have waived the application of the Rights Plan in respect of any other Flip-In Event occurring by reason of such a Take-over Bid made prior to the expiry of a bid for which a waiver is, or is deemed to have been, granted.

(v) *Discretionary Waiver Respecting Acquisition not by Take-over Bid Circular.* The Board of Directors acting in good faith may, with the prior consent of the holders of Voting Shares, determine, at any time prior to the occurrence of a Flip-In Event as to which the application of the Rights Plan has not been waived, if such Flip-In Event would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular to holders of Voting Shares and otherwise than by inadvertence in the circumstances described in (h)(ii) above, to waive the application of the Rights Plan to such Flip-In Event. However, if the Board of Directors waives the application of the Rights Plan, the Board of Directors shall extend the Separation Time to a date subsequent to and not more than 10 Business Days following the meeting of Shareholders called to approve such a waiver.

(vi) *Redemption of Rights on Withdrawal or Termination of Bid.* Where a Take-over Bid that is not a Permitted Bid is withdrawn or otherwise terminated after the Separation Time and prior to the occurrence of a Flip-In Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. In such event, the Rights Plan will continue to apply as if the Separation Time had not occurred and one Right will remain attached to each Common Share as provided for in the Rights Plan.

If the Board of Directors is deemed to have elected or elects to redeem the Rights as described above, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights is to receive the Redemption Price. Within 10 Business Days of any such election or deemed election to redeem the Rights, the Company will notify the holders of the Voting Shares or, after the Separation Time, the holders of the Rights.

i) Anti Dilution Adjustments

The Exercise Price of a Right, the number and kind of shares subject to purchase upon exercise of a Right, and the number of Rights outstanding, will be adjusted in certain events, including:

(i) if there is a dividend payable in Voting Shares or Convertible Securities (other than pursuant to any optional stock dividend program or dividend reinvestment plan or a dividend payable in Voting Shares in lieu of a regular periodic cash dividend) on the Common Shares, or a subdivision or consolidation of the Common Shares, or an issuance of Voting Shares or Convertible Securities in respect of, in lieu of or in exchange for Common Shares; or

(ii) if the Company fixes a record date for the distribution to all holders of Common Shares of certain rights or warrants to acquire Voting Shares or Convertible Securities, or for the making of a distribution to all holders of Common Shares of evidences of indebtedness or assets (other than regular periodic cash dividends or stock dividends payable in Common Shares) or rights or warrants.

j) Supplements and Amendments

Changes that the Board of Directors, acting in good faith, determines are necessary to maintain the validity of the Rights Plan as a result of any change in any applicable legislation, rules or regulation may be made subject to subsequent confirmation by the holders of the Common Shares or, after the

Separation Time, the holders of Rights.

The Company may make amendments to correct any clerical or typographical error. Subject to the above exceptions, after the Meeting, any amendment, variation or deletion of or from the Rights Plan and the Rights, is subject to the prior approval of the holders of Common Shares, or, after the Separation Time, the holders of the Rights.

k) Expiration

If the Rights Plan is ratified, confirmed and approved at the Meeting, it will become effective immediately following such approval and remain in force until the earlier of the Termination Time (the time at which the right to exercise Rights shall terminate pursuant to the Rights Plan) and the termination of the annual meeting of the shareholders in the year 2011 unless at or prior to such meeting the Independent Shareholders ratify the continued existence of the Rights Plan.

SCHEDULE "C"

GENERAL BY-LAW NO. 1

A by-law relating generally to the conduct of the affairs of San Gold Corporation.

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of San Gold Corporation (hereinafter referred to as the "Corporation").

SECTION ONE

Interpretation

1.01 Definitions - In this by-law and all other by-laws and special resolutions of the Corporation unless the context otherwise requires:

(a) "Act" means *The Corporations Act* (Manitoba) and any Act that may be substituted therefor, as from time to time amended;

(b) "articles" means the articles of amalgamation upon which is endorsed the certificate of amalgamation dated June 21, 2005 as from time to time amended, supplemented or restated and as the term articles is more particularly defined in the Act;

(c) "board" means the board of directors of the Corporation and includes a single director;

(d) "by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

(e) "recorded address" means, in the case of a shareholder, his or its address as recorded in the register of shareholders and, in the case of a director, officer, auditor or member of a committee of the board, his address as recorded in the records of the Corporation; and

(f) "signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation pursuant to the provisions of this by-law or by a resolution passed pursuant thereto.

Words and expressions defined in the Act have the same meanings when used herein.

1.02 In all by-laws of the Corporation, where the context so requires or permits, the singular shall include the plural and the plural the singular; the word "person" shall include an individual, partnership, corporation, executor, administrator and legal representative, and the masculine shall include the feminine.

SECTION TWO

Business of the Corporation

2.01 Registered Office- Until changed in accordance with the Act, the registered office of the Corporation shall be at 30th Floor, 360 Main Street, Winnipeg in the Province of Manitoba.

2.02 Execution of instruments - Any contract, document or other instrument in writing requiring execution by the Corporation shall be executed by, and all contracts, documents or other instruments in writing so executed shall be binding upon the Corporation without any further authorization or formality. The board is authorized from time to time by resolution to appoint any officer or officers or any other person or persons on behalf of the Corporation to execute, either manually or by facsimile signature, and deliver either contracts, documents or other instruments in writing generally or specific contracts, documents or other instruments in writing. The term "contracts, documents or other instruments in writing" as used in this by-law shall include, specifically but without limitation, deeds, mortgages, charges, security

agreements, conveyances, releases, receipts and discharges for the payment of money or other obligations, transfers and assignments of property of all kinds, including, specifically but without limitation, transfers and assignments of shares, warrants, bonds, debentures or other securities and all paper writings.

2.03 Banking Arrangements - The banking business of the Corporation shall be transacted with such chartered banks, trust companies, credit unions or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time prescribe or authorize.

2.04 Voting Rights in Other Bodies Corporate - The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the officers executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the board may from time to time direct the manner in which, and the person or persons by whom, any particular voting rights or class of voting rights may or shall be exercised.

2.05 Withholding Information from Shareholders - Subject to the provisions of the Act, no shareholder shall be entitled to discovery of any information respecting any details or conduct of the Corporation's business which, in the opinion of the board, it would not be in the interests of the shareholders or the Corporation to communicate to the public. The board may from time to time determine whether and to what extent and at what time and place and under what conditions or regulations the accounts, records and documents of the Corporation or any of them shall be open to the inspection of the shareholders, and no shareholder shall have any right of inspecting any account, record or document of the Corporation except as conferred by the Act or authorized by the board or by resolution passed at a general meeting of shareholders.

SECTION THREE

Borrowing

3.01 The board may, without the authorization of the shareholders:

(a) borrow money upon the credit of the Corporation;

(b) issue, reissue, sell or pledge debt obligations of the Corporation, including bonds, debentures, notes or other evidences of indebtedness or guarantees, whether secured or unsecured;

(c) subject to section 42 of the Act, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

(d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

SECTION FOUR

Directors

4.01 Number of Directors, Residency and Quorum- The articles of the Corporation provide that the Corporation shall have a board consisting of a minimum and maximum number of directors. A majority of the directors of the Corporation shall be residents of Canada. The exact number of directors to form the board (the "Designated Number") shall be determined from time to time by the directors of the Corporation entitled to vote at regular directors' meetings.

A quorum of the board shall be a majority of the Designated Number of the board. No business shall be transacted at a meeting unless a quorum is present and at least 25% of the directors present are residents of Canada at the time of the transaction of such business. Notwithstanding a vacancy among the directors, a quorum of directors may exercise all the powers of the board.

4.02 Qualification- A director is not required to be a shareholder and shall otherwise be qualified to be a director of the Corporation provided that such person is not otherwise disqualified pursuant to the provisions of subsection 100(1) of the Act.

4.03 Election and Term - The election of directors shall take place at each annual meeting of shareholders and all directors then in office shall retire but, if qualified, shall be eligible for re-election. The election of directors shall be by ordinary resolution of the shareholders. If an election of the directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected. No election or appointment of a person as a director shall be effective unless:

(a) he consents in writing to act as a director before his election or appointment or within ten (10) days thereafter, or

(b) he was present at the meeting when he was elected or appointed and did not refuse at that meeting to act as a director.

4.04 Removal of Director- Subject to the provisions of the Act, the shareholders of the Corporation may by ordinary resolution at a special meeting remove any director or directors from office and may elect any qualified person or persons in his or their stead for the remainder of his or their term.

4.05 Vacation of Office - The office of a director shall be vacated upon the occurrence of any one of the following events:

(a) disqualification pursuant to the provisions of the Act;

(b) removal pursuant to the provisions of this by-law; or

(c) if by notice in writing to the Corporation he resigns his office and such resignation, if not effective immediately, becomes effective in accordance with its terms.

4.06 Vacancies - Subject to the Act, a quorum of the board may fill a vacancy in the board, except a vacancy resulting from an increase in the minimum number of directors or from a failure of the shareholders to elect the minimum number of directors. In the absence of a quorum of the board, or if the vacancy has arisen from a failure of the shareholders to elect the minimum number of directors, the board shall forthwith call a special meeting of shareholders to fill the vacancy. If the board fails to call such meeting or if there are no such directors then in office, any shareholder may call the meeting.

4.07 Place of Meetings - Meetings of the board may be held at any place.

4.08 Calling of Meetings - Meetings of the board may be called upon 48 hours notice in writing or by telephone by either the Chairman of the Board or any two officers or directors of the Corporation. Any meeting of directors may be held at any place and time without such notice if all the directors are present or if a quorum is present and those directors who are absent have signified their consent to the holding of the meeting by an instrument in writing or subsequently thereto signify their consent in writing. Any resolution passed or proceeding had or action taken at such meeting shall be as valid and effectual as if it had been passed or taken at a meeting duly called. Notice of any meeting or any irregularity in any meeting or in the notice thereof may be waived by any director.

4.09 Meetings by Telephone - If all the directors consent, a director may participate in a meeting of the board or of a committee of the board by means of such telephone or other communications facilities as permit all persons participating in the meeting to hear each other

and a director participating in such a meeting by such means is deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board held while a director holds office.

4.10 Meeting of Board Without Notice - For the first meeting of the board to be held immediately following the election of directors at an annual or general meeting of shareholders or for a meeting of the board at which a director is appointed to fill a vacancy in the board, no notice of such meeting shall be necessary to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided that a quorum of directors is present.

4.11 Voting at Meetings - Questions arising in any meeting of directors shall be decided by a majority vote of such directors. Provided he is a director, the chairman at all directors meetings may move, second or vote upon any resolution, by-law or any other matter or thing and may act in any matter whatsoever as if he were a director only and not chairman of the meeting. If the chairman is not a director, he shall not move, second or vote upon any resolution, by-law or on any other matter or thing. In case of an equality of votes, the chairman at the meeting shall not have a second or casting vote.

4.12 Chairman - The Chairman of the Board shall be the chairman of any meetings of the board. If the Chairman is not present at any meeting of the board, the directors present shall choose one of their number to act as chairman of such meeting.

4.13 Conflict of Interest - A director shall not be disqualified by reason of his office from contracting with the Corporation or a subsidiary thereof. Subject to the provisions of the Act, a director shall not by reason only of his office be accountable to the Corporation or its shareholders for any profit or gain realized from a contract or transaction in which he has an interest. Such contract or transaction shall not be voidable by reason only of such interest, or by reason only of the presence of a director so interested at a meeting, or by reason only of his presence being counted in determining a quorum at a meeting of the directors at which such a contract or transaction is approved, provided that a declaration and disclosure of such interest shall have been made at the time and in the manner prescribed by section 115 of the Act, and the director so interested shall have refrained from voting as a director on the resolution approving the contract or transaction (except as permitted by the Act) and such contract shall have been reasonable and fair to the Corporation and shall have been approved by the directors or shareholders of the Corporation as required by section 115 of the Act.

4.14 Remuneration and Expenses – The board shall have the power to fix the remuneration to be paid to directors and officers for their services to the Corporation, which remuneration paid to a director may be in addition to the salary or remuneration he receives as an officer or employee of the Corporation. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

4.15 One Director Meeting - Where the Corporation has only one director, that director may constitute a meeting.

4.16 Resolution in Lieu of Meeting - A resolution in writing, signed by all of the directors entitled to vote thereon at a meeting of directors or committee of directors, is as valid as if it had been passed at a meeting of directors or committee of directors and is effective from the date specified in the resolution, but that date shall not be prior to the date on which the first director signed the resolution.

4.17 Delegation - The board may appoint from their number a Managing Director who is a resident of Canada or a committee of directors and, subject to subsection 110(3) of the Act, delegate to such Managing Director or committee any of the powers of the directors. If the board appoints a committee of directors, at least 25% of the members of the committee must be residents of Canada.

4.18 Appointment of Additional Director - Subject to the Act, a quorum of the board may at any

time, in its discretion, appoint one additional independent director to the board to serve until the next annual meeting of shareholders.

SECTION FIVE

Officers

5.01 Election or Appointment - From time to time, the board shall elect or appoint a Chairman, a Chief Executive Officer and a Chief Financial Officer and may appoint such other officers, including a Chairman of the Board, Vice-President, Secretary and such other officers as the board may determine. An officer may, but need not be, a director and two or more offices may be held by the same person.

5.02 Chairman of the Board - The Chairman of the Board, who shall be a director of the Corporation, shall attend and be chairman of all meetings of the board of directors or committees of the board.

5.03 Chief Executive Officer - The Chief Executive Officer shall be the chief executive and operating officer of the Corporation and, subject to the authority of the board shall have general supervision of the business of the Corporation; in the absence of, disability or refusal to act of the Chairman of the Board, the Chief Executive Officer shall attend and be chairman of all meetings of the board of directors or committees of the board.

5.05 Vice-President - The Vice-President, if any, shall have all of the powers and authority, and shall perform all of the duties, of the Chief Executive Officer in the absence of, disability or refusal to act of the Chief Executive Officer.

5.06 Secretary - The Secretary, if any, shall attend and be the secretary of all meetings of the board, shareholders and committees of the board and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; he shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; he shall be custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation (if any) and of all books, papers, records, documents and instruments belonging to the Corporation except when some other officer or person has been appointed for that purpose.

5.07 Chief Financial Officer - The Chief Financial Officer shall have the care and custody of all of the funds and securities of the Corporation and shall deposit same in the name of the Corporation in such bank or banks or with such depository or depositories as the board may direct. He shall keep or cause to be kept the books of account and the accounting records required by the Act and at all reasonable times exhibit his books and accounts to any director of the Corporation upon application at the office of the Corporation during business hours. He shall sign or countersign such instruments as require his signature and shall perform all duties incident to his office or that are properly required by him by the board. He may be required to give such bond for the faithful performance of his duties as the board in their uncontrolled discretion may require, but no director shall be liable for failure to require any bond or for the insufficiency of any bond or for any loss by reason of the failure of the Corporation to receive any indemnity thereby provided.

5.08 Variation of Duties - From time to time, the board may vary, add to, or limit the powers and duties of any officer.

5.09 Delegation of Duties – Duties of officers may be delegated. In case of the absence or inability to act of any officer of the Corporation or for any other reason that the board may deem sufficient, the board may delegate all or any of the powers of such officer to any other officer or to any director for the period of time of such absence or inability to act.

5.10 Term of Office - The board may remove at its pleasure any officer of the Corporation without prejudice to any officer's rights under any employment contract. Otherwise each officer elected or appointed by the board shall hold office until his successor is elected or appointed.

5.11 Terms of Employment and Remuneration - The terms of employment and the remuneration of officers elected or appointed by the board shall be settled by it from time to time.

5.12 Agents and Attorneys - The board shall have power from time to time to appoint agents or attorneys for the Corporation with such powers of management or otherwise (including the power to sub-delegate) as may be thought fit.

SECTION SIX

Protection of Directors, Officers and Others

6.01 Indemnification of directors and officers - The Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives to the extent permitted by the Act.

6.02 Indemnity of others - Except as otherwise required by paragraphs 6.01 and 6.03, the Corporation may from time to time indemnify and save harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was an employee or agent of the Corporation, or is or was serving, at the request of the Corporation, as a director, officer, employee, agent of or participant in another corporation, partnership, joint venture, trust or other enterprise, against expenses (including legal fees), judgments, fines and any amount actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted honestly and in good faith with a view to the best interests of the Corporation, and with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had reason-able grounds for believing that his conduct was lawful. The termination of any action, suit or proceeding by judgment, order, settlement, or conviction, shall not, of itself, create a presumption that the person did not act honestly and in good faith with a view to the best interests of the Corporation, or, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had no reasonable grounds for believing that his conduct was lawful.

6.03 Successful defense - To the extent that a person who is or was an employee or agent of the Corporation has achieved complete or substantial success as a defendant in any action, suit or proceeding referred to in section six hereof, he shall be indemnified against all costs, charges and expenses actually and reasonably incurred by him in connection therewith.

6.04 Right of indemnity not exclusive - The provisions for indemnification contained in the by-laws of the Corporation shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall enure to the benefit of the heirs, executors and administrators of such a person.

6.05 No liability of directors or officers for certain acts, etc. - To the extent permitted by law, no director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation with whom or which any moneys, securities or effects shall be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office in relation thereto unless the same shall

happen by or through his failure to act honestly and in good faith with a view to the best interests of the Corporation and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The directors of the Corporation shall not be under any duty or responsibility in respect of any contract, act, or transaction whether or not made, done or entered into in the name or on behalf of the Corporation except such as shall have been submitted to and authorized or approved by the board of directors of the Corporation. If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a company which is employed by or performs services for the Corporation, the fact of his being a director or officer of the Corporation shall not disentitle such director or officer or such firm or company, as the case may be, from receiving proper remuneration for such services.

6.06 Insurance - The Corporation may, as permitted under the Act, purchase and maintain insurance for the benefit of any person referred to in paragraph 6.01.

SECTION SEVEN

Shares

7.01 Issuance – The board may from time to time issue shares of the Corporation to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as prescribed by the Act, subject always to the provisions, if any, of the articles respecting the allotment of shares (if any)

7.02 Options - The board may from time to time allot or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation or warrants or such other securities convertible or exchangeable into shares at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as prescribed by the Act, subject always to the provisions, if any, of the articles respecting the allotment of shares (if any).

7.03 Transfer Agent and Registrar - Subject to the provisions of the Act, the directors may from time to time by resolution appoint or remove one or more transfer agents and/or branch transfer agents and/or registrars and/or branch registrars (which may or may not be the same individual or corporation) for the shares of the Corporation, and may provide for transfer and registration of transfers of the shares of the Corporation in one or more places within Canada or elsewhere. Such transfer agents and/or branch transfer agents and/or registrars and/or branch registrars and/or the Corporation shall keep all necessary books and registers of the Corporation for transferring and registering the transfers of the shares of the Corporation. All share certificates issued by the Corporation shall in the event of any such appointment be counter-signed by or on behalf of one of the said transfer agents and/or branch transfer agents and/or registrars and/or branch registrars, if any.

7.04 Transfers - Subject to the provisions of the Act, the articles and any special agreements between shareholders restricting the transfer of shares, all transfers of shares shall be made either in person or by attorney only on the books of the Corporation kept for that purpose.

7.05 Surrender of Certificates - No transfer shall be recorded unless or until the certificate representing the shares to be transferred has been surrendered and cancelled.

7.06 Share Certificates - Share certificates shall, subject to compliance with the Act, be in such form as the board may from time to time by resolution approve and such share certificates shall be signed by any two officers holding office at the time of signing notwithstanding any change in the persons holding said offices between the time of actual signing and the issuance of the certificates, provided that if the Corporation shall have only one officer or if one individual shall hold all offices, share certificates shall be signed by such sole officer or individual. Certificates so signed shall be valid and binding upon the Corporation. Where the Corporation has appointed a transfer or a branch transfer agent, the signature of all officers maybe engraved, lithographed or otherwise mechanically reproduced upon certificates for shares in the capital of the Corporation, and when counter-signed by or on behalf of a

transfer agent or a branch transfer agent of the Corporation, certificates so signed shall be deemed to have been manually signed by the officer or officers of the Corporation whose signature or signatures are so engraved, lithographed or otherwise mechanically reproduced thereon and shall be as valid to all intents and purposes as if they had been manually signed.

7.07 Non-recognition of Trusts - Subject to the provisions of the Act, the Corporation shall treat as absolute owner of any share the person in whose name the share is registered in the securities register as if that person had full legal capacity and authority to exercise all rights of ownership irrespective of any indication to the contrary through knowledge or notice or description in the Corporation records or on the share certificate.

7.08 Replacement of Share Certificates - The board or any officer or agent designated by the board may in its or his discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate that has been lost, apparently destroyed or wrongfully taken, on such terms as to indemnity, reimbursement of expenses (including legal and transfer agent fees and expenses) and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

7.09 Joint Shareholders - If two or more persons are registered as joint shareholders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

7.10 Deceased Shareholders - In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the register of shareholders in respect thereof or to make any payment of any dividends thereon except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and/or its transfer agent.

7.11 Dividends - The board may from time to time by resolution declare dividends in money, or property, or by issuing fully paid shares of the Corporation, provided that there are funds, property, or shares properly available for that purpose in accordance with the provisions of the Act.

7.12 Commission for Sale of Shares - The board may authorize the Corporation to pay a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for the shares.

SECTION EIGHT

Meetings of Shareholders

8.01 Annual Meeting - Subject to the provisions of the Act, the annual meeting of the shareholders shall be at such place within Canada and on such date in each year as the board of directors may determine, provided that any meeting of shareholders may be held outside of Canada if all shareholders entitled to vote at that meeting so agree.

8.02 Special Meetings - Subject to the provisions of the Act, special meetings of the shareholders may be convened at any time and for any place by order of the Chairman of the Board or by the board on their own motion or on the requisition of shareholders as provided for in the Act.

8.03 Notice - Notice of the time and place of each meeting of shareholders shall be given in the manner provided in paragraph 9.01 not less than 21 nor more than 50 days before the date of the meeting to each director, to the auditor and to each shareholder who at the close of business on the record date, if any, for notice is entered in the securities register as the holder of one or more shares carrying the right to vote or having the right to be notified of the meeting. Unless a record date is fixed in accordance with section 128 of the Act, no public

notice or advertisement of the annual or any other meeting of the shareholders shall be required.

8.04 Meetings Without Notice - Notwithstanding the provisions of the Act relating to notice, a meeting of shareholders may be held without notice at any time and at any place permitted by the Act or the articles provided a waiver of notice is obtained in accordance with section 130 of the Act.

8.05 Quorum - The quorum for the transaction of business at meetings of the shareholders shall consist of not less than 2 shareholders present or represented by proxy and holding in all not less than 5% of the issued capital of the Corporation carrying voting rights.

8.06 Chairman - The Chairman of the Board, or, in his absence, if such officer has been elected and is present otherwise the Chief Executive Officer, or, in his absence, if such officer has been elected and is present otherwise the Chief Financial Officer or in his absence a Vice-President failing whom the Secretary shall be the chairman of any meeting of the shareholders. If no such officer is present at any meeting of the shareholders, the shareholders present shall choose one of their members to act as chairman of such meeting.

8.07 Votes to Govern - At any meeting of shareholders, every question shall, unless otherwise required by the articles or by-laws or by law, be determined by the majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a ballot, the chairman of the meeting shall not be entitled to a second or casting vote.

8.08 Right to Vote - At any meeting of shareholders, every person shall be entitled to vote who, at the time of the taking of a vote (or, if there is a record date for voting, at the close of business on such record date) is entered in the register of shareholders as the holder of one or more shares carrying the right to vote at such meeting, subject to the provisions of the Act.

8.09 Proxies - Every shareholder entitled to vote at meetings of shareholders may, by means of a proxy, appoint a proxy holder or one or more alternative proxy holders, who are not required to be shareholders, to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy. A proxy shall be executed by the shareholder or by his attorney authorized in writing. A proxy is valid only at the meeting in respect of which it is given or any adjournment thereof. A shareholder may revoke a proxy in accordance with the provisions of the Act.

8.10 Deposit of Proxies - The directors may specify in a notice calling a meeting of shareholders a time not exceeding 48 hours, excluding Saturdays and holidays, preceding the meeting or an adjournment thereof before which time proxies to be used at the meeting must be deposited with the Corporation or its agent.

8.11 Form of Proxy - An instrument appointing a proxy may be substantially in the following form:

"The undersigned shareholder of ____________ hereby appoints ____________ of ___________ whom failing ________ of ___________ as the proxy of the undersigned to vote and act for the undersigned on behalf of the undersigned at the meeting of the shareholders of the said corporation to be held on the ___ day of _______, 20____, and at any adjournment thereof.

DATED the _________ day of _______, 20____."

____

(Signature of Shareholder)

8.12 Show of Hands - Subject to the provisions of the Act, any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or

demanded as hereinafter provided. Upon a show of hands, every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question and the result of the vote so taken shall be the decision of the shareholders upon the said question.

8.13 Ballots - On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, any shareholder or proxy-holder entitled to vote at the meeting may require or demand a ballot. A ballot so required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken, each person present shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

8.14 Adjournment - The Chairman may, with the consent of any meeting, adjourn such meeting from time to time and if a meeting is adjourned for less than 30 days, no notice of such adjournment need be given to the shareholders. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given in the same manner as for an original meeting. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

8.15 Joint Shareholders - If shares are held jointly by two or more persons, any one of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote thereon; but if more than one of them shall be present in person or represented by proxy, they shall vote together as one on the shares jointly held by them.

8.16 One Shareholder Meeting - If the Corporation has, from time to time, only one shareholder or only one holder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting.

8.17 Resolution in Writing - A resolution in writing signed by all of the shareholders entitled to vote thereon at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders unless a written statement with respect to the subject matter of the resolution is submitted by a director or the auditors in accordance with the Act.

8.18 Appointing Corporate Shareholder Representative - If a shareholder is a corporation, such corporate shareholder may appoint one or more persons to represent and to attend all meetings of shareholders and to act and vote thereat on behalf of such corporate shareholder as its proxy and representative. The corporate shareholder appointing such a representative shall deposit with the Corporation a written appointment in a form acceptable to the directors of the Corporation and the appointment of the representative shall be valid until revoked in writing by the corporate shareholder appointing such representative.

8.19 Form of Appointment - An instrument appointing a representative may be substantially in the following form:

"The undersigned corporate shareholder of __________ (the "Corporation") hereby appoints ____________ whom failing ________ as its true and lawful attorney and representative to attend all meetings of shareholders of the Corporation and any adjournments thereof, with authority to exercise the same powers on behalf of the undersigned as the undersigned could exercise if it were an individual shareholder of the Corporation inclusive of all voting rights.

DATED the _________ day of _______, 20____."

(Signature of Corporate Shareholder)

SECTION NINE

Notices

9.01 Method of Giving Notices - Any notice (which term includes any communication or document) to be given, sent, delivered or served pursuant to the Act, the regulations thereunder, articles, by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his recorded address or if mailed to him at his recorded address by prepaid air or ordinary mail, or if sent to him at his recorded address by any means of prepaid, transmitted or recorded communication. A notice so delivered shall be deemed to have been given when it is delivered personally or at the recorded address as aforesaid; any notice so mailed shall be deemed to have been given when deposited in any post office or public letter box; any notice sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch. The Secretary may change or cause to be changed the recorded address of any shareholder, director, officer or auditor in accordance with any information believed by him to be reliable.

9.02 Notice to Joint Shareholders - If two or more persons are registered as joint holders of any share, notice to one of such persons shall be sufficient notice to all of them. Any notice shall be addressed to all of such joint holders and the address to be used for the purposes of paragraph 9.01 hereof shall be the address appearing on the register of shareholders in respect of such joint holding, or the first address so appearing if there are more than one.

9.03 Signature to Notices - The signature or signatures to any notice to be given by the Corporation may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.

9.04 Computation of Time - In computing a date when notice must be given under any provision requiring a specified number of days notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

9.05 Omissions and Errors - The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board, or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

9.06 Persons Entitled by Death or Operation of Law - Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share shall be bound by every notice in respect of such share which shall have been duly given to a person from whom he derives his title to such share previously to his name and address being entered on the register of shareholders, whether such notice was given before or after the happening of the event upon which he became so entitled.

9.07 Waiver of Notice - Any shareholder (or his duly appointed proxy holder), director, officer, auditor or member of a committee of the board may waive any notice required to be given to him under the provisions of the Act, the articles, the by-laws or otherwise, and such waiver, whether given before or after the meeting or other event of which notice is required to be given shall cure any default in giving such notice.

9.08 Undelivered Notices - If any notice given to a shareholder pursuant to paragraph 9.01 is returned on three consecutive occasions because he cannot be found, the Corporation shall not be required to give any further notices to such shareholder until he informs the Corporation in writing of his new address.

9.09 Proof of service - A certificate of the Secretary or other duly authorized officer of the Corporation in office at the time of the making of the certificate or of the transfer officer or any transfer agent or registrar of the shares of any class of the Corporation as to facts in relation to the mailing or delivery of any notice to any shareholder, director, auditor or officer or publication of any notice shall be conclusive evidence thereof and shall be binding on every shareholder, director, auditor or officer of the Corporation as the case may be.

SECTION TEN

Miscellaneous

10.01 Invalidity of any provision of this by-law - The invalidity or unenforceability of any provision of this by-law shall not affect the validity or enforceability of the remaining provisions of this by-law.

MADE by the board of directors the _______ day of _____________, 2008.

____
Executive Chairman

SAN GOLD CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual and Special Meeting of the shareholders of San Gold Corporation (the "Company") will be held in Winnipeg, Manitoba, at the Victoria Inn, 1808 Wellington Avenue, Winnipeg, Manitoba, on the 23rd day of June, 2008, at 10:00 a.m. (Winnipeg time) (the "Meeting") for the following purposes:

1. To receive the audited financial statements of the Company for the financial year ended December 31, 2007, together with the auditors' reports thereon;

2. To elect directors;

3. To appoint auditors and to authorize the directors to fix the remuneration to be paid to the auditors;

4. To re-approve the stock option plan of the Company;

5. To approve the amended and restated shareholder rights plan of the Company;

6. To approve the employee share ownership plan of the Company;

7. To ratify a new General By-law for the Company; and

8. To transact such other or further business as may properly come before the Meeting or any adjournment thereof.

Shareholders unable to attend the Meeting in person are requested to read the enclosed Circular and Proxy, and then complete and deposit the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof with the Company's transfer agent, CIBC Mellon Trust Company at Proxy Department, CIBC Mellon Trust Company, PO Box 721, Agincourt, Ontario, M1S 0A1, at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the Meeting. Unregistered shareholders who received the Proxy through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

NOTES:

1. Holders of common shares of the Company who are unable to be present personally at the Meeting are requested to sign and return, in the envelope provided for that purpose, the accompanying form of Proxy for use at the Meeting.

2. Only holders of common shares of the Company of record at the close of business on May 23, 2008 (the "Record Date"), will be entitled to vote at the Meeting except to the extent that a person has transferred any of his common shares of the Company after the Record Date and the transferee of such shares establishes proper ownership and requests not later than ten days before the Meeting that his name be included in the list of shareholders for the Meeting, in which case the transferee is entitled to vote his shares at the Meeting.

DATED at Winnipeg, Manitoba this 26th day of May, 2008.

ON BEHALF OF THE BOARD OF DIRECTORS

"Hugh Wynne"

Hugh Wynne, Executive Chairman

SANGOLD
CORPORATION

Management's Discussion and Analysis
For the three months ended March 31, 2008

Head Office

General Delivery
PO Box 1000
Bissett, MB, R0E 0J0
Email: info@sangoldcorp.com
Website: sangoldcorp.com

Date of report: May 30, 2008

Table of Contents

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following management discussion and analysis of San Gold Corporation ("San Gold" or the "Company") should be read in conjunction with the Company's audited annual financial statements for the period ending December 31, 2007 and notes thereto as well as the Company's unaudited financial statements for the three months ending March 31, 2008. Unless otherwise indicated, the following discussion is based on Canadian dollars and presented in accordance with Canadian generally accepted accounting principles. References to "San Gold" or the "Company" include references to the subsidiaries of the Company where the context requires.

Forward Looking Statements

This management discussion and analysis contains "forward-looking statements" within the meaning of Canadian securities legislation. These forward-looking statements are made as of the date of this management discussion and analysis and San Gold does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements may include, but are not limited to, statements with respect to the estimation of mineral resources, the future price of gold, the realization of mineral resources estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes" or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the integration of acquisitions, as well as those factors discussed below in the sections entitled "Other MD&A Requirements and Additional Disclosure and Risk Factors". Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. See "Other MD&A Requirements and Additional Disclosure and Risk Factors"

Date of Report

May 30, 2008

Overview

The Company's main operation consists of exploring for gold primarily in the Bissett area of Manitoba, Canada and producing gold from: (i) the Company's underground shaft mine (the "Rice Lake Mine") that forms part of operations in the Rice Lake area of the Province of Manitoba; and (ii) the Company's spiral ramp mine (the "San Gold #1 Mine") located three kilometers to the east of the Rice Lake Mine. The Rice Lake Mine was formerly called the San Antonio Mine and is known by some as the Bissett Mine. The San Gold #1 Mine started development in 2005 and is also referred to as SG1.

The Company's operations in the Rice Lake area of the Province of Manitoba, including the Rice Lake Mine, the San Gold #1 Mine and the surrounding property and mineral claims of the Company is referred to as the "Rice Lake Project". Rice Lake Gold Mine is owned through Rice Lake Gold Corporation.

Through its subsidiary, Rice Lake Gold Corporation, the Company produces gold from underground ore reserves at the Rice Lake Project. The ore from the Rice Lake Mine and the San Gold #1 Mine is processed at the Rice Lake Mill, which is owned by Rice Lake Gold Corporation. The capacity of the Rice Lake Mill is currently 1,250 tons of ore per day.

Gold is refined to dore bars at the Rice Lake Mill. The bars are transported by armoured car and other secure means of transportation to a commercial refinery in Southern Ontario and refined into bars of 99.5% purity or higher on behalf of the Company. Revenue is recognized when the bars are shipped and recorded as an account receivable until a certificate is received. Once agreement on purity level is achieved, the refined gold is exchanged for certificates which are accounted for as a marketable security and ultimately sold to fund operations. The Company does not undertake any hedging arrangements and records the sale at the prevailing price. Any gain or loss on holding the certificate is recorded as a mark to market adjustment; $132,263 of gain was recorded in revenue for the increase in the market value of certificates held during the most recently completed quarter (2007 – nil).

The Company continues to undertake extensive exploration and development work, primarily in the Bissett area of the Province of Manitoba. The Company has increased its ore resources and reserves from measured plus indicated resources of 326,280 and inferred resources of 225,000 ounces of gold in 2004, when its predecessor companies acquired Harmony Gold (Canada) Inc., to measured plus indicated resources of 402,880 and inferred resources of 1,197,670 ounces of gold as further described in the National Instrument 43-101 compliant technical report dated December 1, 2006 entitled " MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES AS OF DECEMBER 1, 2006" prepared by A.C.A. Howe International Limited, Mining and Geological Consultants. As of the date hereof, the Company has not updated its 43-101 documentation for drill results obtained over the last 19 months including the discovery of a series of high grade gold bearing quartz veins located near surface and 1.5 kilometers northeast of the Rice Lake Mill.

The Company's growth strategy is two-fold: (i) to establish a profitable mine production level and (ii), to continue exploration activities towards increasing the level of reserves and resources. This strategy includes seeking joint venture and other relationships with companies or individuals that can be accretive to reserves and resources and by extension, accretive to shareholder value.

Overall Performance and Results of Operations

The Company has not yet reached a level of commercial production that generates positive cash flows and therefore remains dependent upon existing working capital or financing activities to fund operations. Activities continue to be directed towards the Company's primary business objectives of increasing the mineral reserves and resources and bringing the mining operations to a self sustaining level of production. Management has no immediate plans for further financings like those undertaken in the prior year

As at March 31st, 2008 and May 30th, 2008 (the date of this report) the Company had sufficient cash on hand to fund current exploration and production operations. If this amount proves inadequate to achieve positive cash flow, the Company may be required to pursue additional equity or debt financing. Although management has been successful in obtaining financing in the past, there can be no assurance that management will be able to do so in the future on terms acceptable to the Company.

The Company's unaudited interim consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of operations for the foreseeable future. The interim unaudited consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenue and expenses and balance sheet classifications that may be necessary were the going concern assumption inappropriate. These adjustments could be material.

Financial Condition and Liquidity

The Company's financial condition is improved over its position last year. As at March 31st, 2008 the Company had current assets of $37.4 MM including $1.4 MM in bank cash and $28.3 MM in short term high grade investment securities. This compares to $7.9 MM of current assets at the comparable time last year. (A summary of the securities is available in Note 3 to the interim consolidated financial statements)

The Company had current liabilities of $16.7 MM as at March 31st, 2008 (2007 - $13.0 MM). Of this amount, $1.9 MM is funded through a restricted promissory note (2007 – $1.0 MM) and $6.4 MM is classified as current due to the maturity of the Company's convertible debentures (2007 - $7.4MM). The debentures are described in Note 12 of the annual audited financial statements. Debentures having a December 31, 2007 face value of $6.1MM were redeemed for shares and cash ($6.08 MM in shares and $0.035 MM in cash) during the most recently completed quarter. The remaining October 2006 debentures in the aggregate principal amount of $6.7 MM mature in October of 2008 and are convertible into common shares at a price of $1.60. As at March 31st, 2008, the Company had a working capital surplus of $20.8 MM compared to a working capital deficit of $5.0 MM on March 31st, 2007.

Therefore, as at March 31st, 2008, the Company has sufficient cash reserves to meet currently planned exploration and development activities and to fund operational activities in the short term including the potential contingency of having to redeem all or a portion of remaining debentures for cash . As the time horizon extends further into the future, the Company will become more dependent upon operations to generate sufficient amounts of cash to continue to be able to meet obligations and discharge liabilities as they become due. Additionally, the Company has 10,875,233 warrants coming due in the second quarter that are exercisable into common shares at $1.25 per share.

Results of Operations

Overall, management is pleased with the success of the Company's exploration program but seeks to improve the speed of progress on production and mining operations. Industry wide challenges facing the Company include increasing input costs and significant competition for skilled labour within the sector. Mitigating the increasing input costs are a favourable and sustained increase in the price of gold and positive capital markets permitting investment in improved capital infrastructure intended to lead to improved efficiencies in the coming periods. To address some of the labour challenges facing the Company and to augment the committed local labour force, the Company mobilized contractors (Dumas Mining) in the deep section of the Rice Lake Mine in December 2007. It is too early to evaluate the effectiveness of contracted development and production but factors influencing the decision to incorporate them into the mix of labour were the availability of accessible stopes in the Rice Lake Mine that could be discreetly accessed as well as the ability to link expenditures more directly with results.

The Company is still lacking sufficient experienced shrinkage stope miners as well as experienced geologists. The Company is also evaluating its logistics and materials warehousing function with the intent of improving controls and accountability. The Company hired a Chief Operating Officer in the period immediately subsequent to the quarter and has recently hired a VP of Technical Services; both reflective of a developer evolving into a producer. In the latter part of the quarter the Company announced retention initiatives for certain current staff in the form of options commensurate with increasing responsibilities. The Company will be expensing the options over the 3 year vesting period on an accelerated basis.

Summary of Quarterly Results and Selected Operational Metrics

	2008	2007				2006		
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	864,589	1,103,940	1,431,951	1,378,384	453,986	768,771		
Interest and Other Revenue	2,667,421	2,092,682	2,077,138	1,396,414	1,068,901	2,216,958	592,286	1,848,615
Income (Loss)	(10,981,020)	(6,873,298)	(6,567,151)	(9,436,968)	(7,059,305)	(2,096,781)	(5,589,537)	(6,688,195)
Per share (basic and fully diluted)	(0.05)	(0.03)	(0.04)	(0.06)	(0.05)	(0.01)	(0.04)	(0.06)
Other Selected Operational Metrics:								
Tons Milled	29,059	21,748	29,911	30,104	14,890			
Recovered Grade YTD	0.102	0.091	0.091	0.086	0.096			
Contained ounces	2,964	2,093	3,222	2,451	1,427			
Gold Sales - ozs	992	1,276	1,896	1,858	595	1,093		
Realized price per ounce	933	865	755	742	763	703		

Note: Limited Production in 2006 – comparative not meaningful.

The Company recognized revenue during the quarter ended March 31st, 2008 of $863,620 on sales of 992 ounces of gold. This compares to revenue of $nil in the same quarter last year. The Company reported a net loss of $10,981,020 ($0.05 per share) for the three months ended March 31st, 2008 compared to a loss of $7,059,305 ($0.05 per share) for the comparable period in the prior year. . Development ore continued to be skipped from the Rice Lake Mine as it comes out of care and maintenance that was at a lower grade than what is historical for the mine.
The overall metallurgical recovery is expected to improve over that realized in 2007. Gold losses to tailings stabilized during the course of operations towards the latter part of 2007 and during the most recently completed quarter so going forward, gold recovery will be dependent upon feed grade of ore going to the mill. Production has not stabilized in the subsequent period enough to have visibility into when operations will be sufficiently positive to cover operational expenses. This remains a major focus and Management is taking steps necessary to achieve the optimum mix of development and stope ore. Not reflected in the above table is a growing underground broken ore accumulation of an estimated 30,000 tons. This is due to the shrinkage mining method in which broken tonnage is captive until a stope is completed and only then is the ore free to be drawn out. The remaining processing to realize revenue on this ore is to complete the stope(s), move it to the mill and ultimately mill it – this effect will be less pronounced once we can enter a steady state with the appropriate mixture of ore from completed stopes and development.

Amortization expense was $590,134 in the most recently completed three months compared to $508,388 in the same quarter last year. Depletion expense has also increased to $266,494 from $142,705 in the same quarter in the prior year commensurate with our level of production and reflective of the fact that the amount of gold in process at the mill has largely stabilized. Additionally, the amount of gold in the Carbon in Process portion of the mill circuit was adjusted downward resulting in a charge to gold inventory of $545,006.

Exploration expense was $1,948,040 for the three months ended March 31st, 2008 compared to $1,199,361 in the same quarter last year. The increase is attributable to drilling done with respect to the Cartwright zone being capitalized to mineral properties in the prior year due to the existence of an economic plan on its development consistent with policy. The Company's commitment to the exploration program remains strong.

During the most recently completed quarter the Company reported successful results from its surface drilling program. Multiple new gold bearing zones located approximately 1.5 kilometers northeast of the Rice Lake Mine revealed a series of high grade gold bearing quartz veins and preliminary results ranging from 0.13 to 0.90 ounces per ton. The Company views these discoveries as very significant and is continuing its efforts to prove the discovery and plan activities accordingly. It should be noted that this discovery, while potentially significant, is very preliminary and has not been incorporated into our calculated reserves as at the date hereof.

General and administrative expenses were $1,665,565 for the quarter completed March 31st, 2008 compared to $1,351,388 for same quarter in the previous year. The increase is attributable to increases in our professional and third party consulting fees during the quarter as well as a charge regarding Part XII.6 tax relating to our issuance of flow through shares in the prior year.

Royalty and Interest expense increased to $1,967,700 and $455,141, respectively from $1,005,212 and $419,108 respectively in the same quarter of the prior year. These items relate to the Red Mile royalty transactions (described in Note 15 of the interim consolidated financial statements) and are effectively funded from the restricted interest income derived from the restricted promissory note related thereto.

Capital Resources and Cash flows

The Company continues to work towards its mine and mill development plans and to carry out its planned exploration programs.

During the most recently completed quarter ending March 31st, 2008 the Company reported a use of cash from operations of $7.2 MM (2007 - $6.0 MM) – this arises from the noted operating loss of $11.0 MM (2007 - $7.0 MM) including non-cash items with respect to accretion, amortization and depletion, as well as share based compensation. Share based compensation was higher in the most recently completed quarter and as noted the item is being expensed on an accelerated basis over the three year vesting period.

Investing activities include a use of cash of $1.4 MM on account of the purchase of various equipment (2007 - $1.8 MM) and the capitalization of exploration and development on the mine properties of $2.7 MM (2007 - $3.6 MM). Investing activities also include a source of cash from marketable securities of $5.5 MM, arising from the maturity of various short term investments and utilization of the resultant proceeds in operations.

Financing activities during the quarter consisted of the redemption of $6.1 MM of convertible debentures and related interest for shares with $35,000 being redeemed for cash and the repayment of long term debt associated with various capital leases. Financing activities were a net source of cash of $708,524.

Significant projects completed during the quarter and recorded in capital include:

- Completion of 2 additional camp facilities for housing mine employees and contract mine workers.
- Purchase of new cone crusher parts and materials.
- Purchase of new scoop trams.
- Aforementioned development work on permanent openings at SG1 and Rice Lake Mines.

The Company has immediate plans for improvements to its main hoist infrastructure at the Rice Lake Mine. The Company has set aside $1.3 MM for mechanical improvements and installation of the hoist and related components. The Company is also planning upgrades to its ball mill and cone crusher as well as acquisition of equipment to support underground mining and milling activities. The Company is planning for continued underground development of $9 MM, camp upgrades, a rock mechanics study and small equipment of approximately $0.9 MM and is currently undertaking feasibility work on the aforementioned discovery of high grade gold bearing quartz veins. No capital budget has been allocated for this project as of the date of this report. The Company is also undergoing planning activities on enhancement to the transformer and electrical capacities of its physical plant. Funding for known items has been obtained and is currently invested in short term, minimum risk securities described in Note 3 – Marketable Securities – in the Company's annual audited financial statements.

Transactions with Related Parties

Wynne Mining Ltd., Wynne Drilling Ltd., Wynne's Place Ltd., Hotel San Antonio, and Hugh Wynne

	March 31, 2008	March 31, 2007
Accounts receivable, beginning of the quarter	$ 19,565	$ 45,792
Expenses at exchange amount	(2,284,188)	(1,456,000)
Management fees	-	(18,000)
GST on services	(111,148)	(83,351)
Payments issued	2,086,475	965,952
Accounts payable, end of the quarter	**$ (289,296)**	**$ (545,607)**
Prepaid expenses	**$ 200,000**	**$ -**

During the quarter, the Company purchased goods and services for the sum of $2,284,188 (March 31st, 2007 - $4,622,085) from corporations controlled by Hugh Wynne, who is a director of the Company and Board Chairman: Wynne Mining Ltd., Wynne's Place Ltd., Hotel San Antonio, and Wynne Drilling Ltd. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The goods and services were expensed or capitalized in the year, forming part of either direct exploration expenses, general & administrative expenses or capitalized as part of mineral properties on the Company's statement of operations and deficit and balance sheet. The amounts due to Hugh Wynne and controlled corporations on March 31st, 2008 of $289,296 (2007 - $545,607) are included in the accounts payable on the Company's balance sheet. The $200,000 prepaid expense balance arises contractually as a retainer for ongoing services from Wynne Drilling Ltd. The Company has obtained an independent third party fairness opinion with respect to the amount charged for diamond drilling.

The Company undertakes transactions in the normal course of business with other related parties. These transactions are recognized at the exchange amount. Related party transactions recognized in general and administrative expenses include $11,000 (2007 - $18,000) and $12,000 (2007 - $18,000) respectively paid to companies controlled by Directors for various business consulting work.

Directors' Compensation

The Company pays non-management directors a fee of $3,000 per month in their capacity as Directors. In the Three month period ended March 31, 2008 total compensation paid to Directors in their capacity as Directors was $36,000. ($36,000 – 2007).

Critical Accounting Estimates

The preparation of the Company's consolidated financial statement requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses. Please see Note 2 in our annual audited financial statements for a complete description; the following two items are determined to be the most critical by management.

Resources, Reserves and Production

The figures for resources and reserves presented in this and other documents are estimates and no assurance can be given that the anticipated level of recovery and/or grades of reserves or resources will be realized. Establishment of a gold reserve and development of a gold mine does not assure a profit on the investment or recovery of costs. In addition, geological complexity, mining hazards or environmental conditions could increase the cost of operations, and various field operating conditions may adversely affect the production from a mine. These conditions include delays in obtaining governmental approvals or consents, insufficient transportation capacity or other geological and mechanical conditions. While diligent mine supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels. Moreover, short-term operating factors relating to ore reserves and resources, such as the need for orderly development of an ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period. The quantity of a given mineral tends to vary in all types of deposits. Due to the nature of drilling and building reserves, small variances both positive and negative must be anticipated. Resources are estimated and must account for large sections of ore bodies that are believed to contain an average of overall results demonstrated in exploration results. The combined effect of these factors could have material effects (negative or positive) on the Company's business, financial conditions and prospects.

Recoverable Values

The recoverability of deferred expenditures is dependent upon: the discovery of economically recoverable reserves and resources; securing and maintaining title and beneficial interest in the properties; the ability to obtain necessary financing to complete exploration, development and construction of processing facilities; obtaining certain government approvals; and attaining profitable production.

Changes in Accounting Policies including Initial Adoptions

The Company initially adopted the following accounting policies during the first quarter:

a. Section 3031, "Inventories"

In June 2007, the Canadian Institute of Chartered Accountants issued handbook section 3031 – Inventories to replace existing section 3030. This new section, which became effective January 1, 2008, establishes standards for the measurement and disclosure of inventories. The adoption of Section 3031 did not impact the Company's consolidated financial position and results of operations. The disclosure requirements in section 3031 have been expanded to include disclosure of the amount of inventories recognized as an expense during the period, which was $1,408,626 in the three months ended March 31, 2008 (March 31 2007 – nil) included in operations expense. Gold inventory as at March 31, 2008 is made up of an ore stockpile valued at $235,170 ($65,347 – 2007), in process inventory of $3,590,893 ($3,964,137 – 2007) and finished product inventory of $nil ($106,416 – 2007).

b. Section 3862 and 3863 "Financial Instrument Disclosures and Financial Instrument Presentation"

These sections replace Section 3861, Financial Instruments Disclosure and Presentation, revising and enhancing disclosure requirements while carrying forward its presentation requirements. These new sections place increased emphasis on disclosure about the nature and extent of risk arising from financial instruments and how the entity manages those risks. The mandatory effective date is for annual and interim periods in fiscal years beginning on or after October 1, 2007. The Company began application of these sections effective January 1, 2008. The adoption of these new accounting standards does not impact the amounts recognized in the Company's consolidated financial statements as the additional guidance relates to disclosure.

c. Section 1535 "Capital Disclosures"

Section 1535 establishes standards for disclosing information about an entity's capital and how it is managed. The Company has added Note 19, Capital management to these consolidated, unaudited financial statements.

The Company's total capital of $77,377,563 consists of $151,875,485 of share capital, $9,785,319 of Contributed surplus and an offsetting accumulated deficit of $91,390,649. The majority of capital funding has therefore come by way of share issuance. The Company also has $6,399,640 of Convertible debentures as part of its capital structure that is due within the year and are therefore classified as current liabilities and considers its long term debt part of its capital structure in the amount of $707,768.

The Company's objectives when managing capital are to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company sets the price of capital in proportion to risk and market levels for similar products. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company can issue new shares, return shares to shareholders, sell assets, buy back debt or issue new debt and / or any combination thereof.

The Company monitors capital from time-to-time using a variety of measures. Monitoring procedures are typically performed as a part of the overall management of the Company's operations. The Company's strategy during the period, which was unchanged from the prior period, was to maintain its ability to secure access to financing at a reasonable cost. The requirements and terms of sources of capital cannot be predicted and change in ways the Company cannot predict.

d. Future changes to significant accounting policies

CICA handbook Section 3064 – Goodwill and Intangibles will be effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. This Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets by profit-oriented enterprises.
The Company is currently considering the effect on the financial statements of the new standard.

San Gold did capitalize expenditures associated with mining properties and related equipment during the quarter in the amount of $2,695,412 as, consistent with policy, in the opinion of management there is now the probability of future benefit with a known time horizon and the existence of an economic plan. In the same period last year, the Company capitalized $3,580,250 of expenditure related to mineral properties and related equipment. The financial statements of the Company have been prepared in accordance with Canadian Generally Accepted Accounting Principles.

Financial Instruments and Other Instruments

The Company does not undertake hedging or speculation activities other than timing differences associated with making gold available for sale and selling it. As noted, the Company is evaluating its disclosure in this regard in light of new rules that are coming into effect.

Other MD & A Requirements and Additional Disclosure

Additional Disclosure for Venture Issuers without Significant Revenue

To date, the Company has historically had minimal revenues and acquired its operating funds primarily by means of equity and debt issues. Of the amount capitalized in the quarter ended March 31st, 2008, $1,030,710 (2007 - $1,551,930) was on account of development at the SG 1 mine, and $1,664,702 (2007 - $920,031) was on account of development at the Rice Lake Mine. The proportion of funds spent on direct operating expenses compared to general expenses is highly variable from quarter to quarter and year to year, depending on the Company's ability to raise exploration and development capital and its exploration and development activities.

Risk Factors

Exploration and Mining Risks

The business of exploration for and mining minerals involves a high degree of risk. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, cave-ins, landslides and the inability to obtain suitable adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company has relied on and may continue to rely upon consultants and others for exploration and development expertise. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineral deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing gold and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.

Financing Risks

The Company has limited financial resources, has a history of losses and has no assurance that additional funding will be available to it for further exploration and development. Failure to obtain such additional financing, if required, could result in delay or indefinite postponement of further exploration and development of the Rice Lake Project. Any further additional equity financing undertaken by the Company will cause dilution to the shareholders of the Company.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

No Assurance of Titles or Boundaries

The Company's mineral properties, may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

Permits and Licenses

The operations of the Company may require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

Metal Prices

Factors beyond the control of the Company may affect the marketability of any gold or other minerals discovered or produced. Metal prices have fluctuated widely, particularly in recent years. The level of interest rates, the rate of inflation, world supply of mineral commodities and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political systems and developments. The price of mineral commodities has fluctuated widely in recent years, and future serious price declines could cause commercial production to be uneconomic.

Competition

The mining industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees. In particular, the mining industry has been suffering from a lack of sufficient, qualified experienced miners. Accordingly, competition for such personnel is intense and the Company must compete against other mining companies to retain such personnel. The lack of sufficient personnel is a limiting factor in the timeliness of the development of the Company and its business.

Environmental Regulations

The operations of the Company may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which could result in environmental degradation. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental effect assessments. Environmental legislation is evolving in a manner which introduces stricter standards, enforcement and fines and penalties for non-compliance. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in statutes and regulations has a potential to reduce the profitability of operations. To the best of the Company's knowledge, the Company is in compliance with all material environmental laws and regulations.

Conflicts of Interest

Certain directors and officers of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board of Directors, any director in a conflict will disclose his interest and abstain from voting on such matter in accordance with *The Corporations Act* (Manitoba).

Shortages of Supplies and Personnel

The Company may be adversely affected by shortages of critical supplies or equipment or trained personnel required to operate the business of the Company. Any shortage of critical supplies or equipment or trained personnel will affect the timeliness of the development of the Company and its business.

Market Perception

Market perception of junior exploration, development and mining companies may shift such that these companies are viewed less favourably. This factor could impact the value of investors' holdings and the Company's ability to raise further funds by issue of additional securities or debt.

No History of Earnings

The Company has no history of earnings with respect to its mineral exploration and development activities and there is no assurance that its operations will ever be profitable or provide a return on investment in the future. The Company has not paid dividends in the past and has no plans to pay dividends in the future.

Hedging

The Company does not have a hedging policy and has no intention of adopting such a policy. Accordingly, the Company has no protection from declines in mineral prices.

Share Price Fluctuations

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price that would have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continuous fluctuations in price will not occur.

Exchange Rate Fluctuation

The financial results of the Company may be adversely affected by fluctuations in the rate of exchange of Canadian dollars into U.S. dollars. The Company does not currently take any steps to hedge against currency fluctuations.

Discussion on Internal Controls

As a venture issuer, San Gold's management is not required to certify or include representations about the design and maintenance of Disclosure Controls & Procedures or Internal Control over Financial Reporting and none of the following comments should be so interpreted. However, in the interest of full disclosure, management wishes to include the following comments on Internal Control over Financial Reporting and Disclosure Controls & Procedures in this management discussion and analysis.

In interpreting the following two sections on Disclosure Controls and Procedures and Internal Control over Financial Reporting, readers are cautioned that a control system can only provide reasonable, not absolute, assurance that the objectives of the control system are achieved. Due to the inherent limitations in all control systems, an evaluation of controls cannot provide absolute assurance that all control issues, including instances of fraud, if any, have been detected. Inherent limitations include the possibility that the assumptions and judgments of management could ultimately prove to be incorrect under varying conditions and circumstances; or that isolated errors could prove to have a significant impact on the reliability of information.

Additionally, controls may be circumvented by the unauthorized acts of individuals, by collusion of two or more people, or by management override. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and it is not possible to provide complete assurance that a control system will succeed in achieving its stated goals under all potential conditions.

Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as required by Multilateral Instrument 52-109 issued by the Canadian Securities Administrators). These responsibilities include : (i) designing the Company's disclosure controls and procedures, or causing them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them during the time period where quarterly and annual filings are being prepared; and (ii) evaluating the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by the annual filings and causing the Company to disclose in this MD & A their conclusions about the effectiveness of the disclosure controls and procedures based on such evaluation. In connection therewith, the Board of Directors has created a disclosure committee which has within its mandate to oversee the Company's disclosure practices.

San Gold's management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as of March 31, 2008. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of March 31, 2008 in providing reasonable assurance that material information relating to the Company and its consolidated subsidiaries would be made known to them.

Internal Control over Financial Reporting

The Company's Chief Executive Officer and Chief Financial Officer are also responsible for establishing and maintaining internal control over financial reporting (as required by Multilateral Instrument 52-109). These responsibilities include: (i) designing the Company's internal control over financial reporting, or causing it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP; and (ii) causing the Company to disclose in this MD&A any change in the Company's internal control over financial reporting that occurred during the Company's most recent period that has materially affected, or is reasonably likely to materially affect, the

Company's internal control over financial reporting. Internal control over financial reporting should include policies and procedures that establish, among others, the following items:

- Maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of the Company's assets;
- Reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable GAAP;
- Receipts and expenditures are only being made in accordance with authorizations of management and the Board of Directors; and
- Reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including the Chief Executive Officer and the Chief Financial Officer, carried out an assessment of the design of the Company's internal controls over financial reporting and concluded that the following weaknesses existed as at March 31, 2008. These items have been reported to the Audit Committee and the Board of Directors, and the remedial actions described below have been mandated by the Board. San Gold chooses to disclose these items as continuing efforts are made towards improving disclosure and enhancing internal controls.

Policies and Procedures

The Company did not maintain a complete set of policies and procedures governing decision and authorization processes. As such, reliance was placed on management's substantive review of period end balances, transactions recorded in each period, scrutiny of business activity and centralized cash management to detect errors and ensure the financial statements do not contain material misstatements. The Company has initiated a plan, using a generally recognized framework, to document key processes and controls, and initiated the creation of a set of policies and procedures. The completion of documentation and implementation of the initiative will proceed during 2008.

Information Systems

The Company determined that its information systems and supporting processes require improvements to adequately protect the Company and to provide management information in a timely manner especially given the rapid growth of the Company. It was determined that the current use of multiple systems is inefficient and created inconsistencies in systems, policies, and procedures. During 2007, the Company continued its efforts to migrate onto a common platform. Rice Lake Gold Corporation is as of the 4th quarter of 2007, accounted for entirely on the new system and plans are in place to migrate San Gold Corporation onto the common platform in 2008.

Segregation of Duties

The Company is currently reliant on the performance of compensating procedures during its annual financial close process in order to ensure that the financial statements are presented fairly and accurately, in all material respects. Additional compensating control procedures have been performed in the preparation of our financial statements to ensure their reliability.

These compensating controls include:

- Review of all balances and reconciliations;
- Analytical review and review of performance against expectations.
- During the quarter ended March 31, 2008 the Company continued efforts on the implementation of an automated inventory tracking system and undertook interviews with candidates having requisite inventory management and supply chain experience.

Outstanding Share Data

As of May 30, 2008, the date of this report, the Company had 214,930,589 common shares outstanding and an unlimited number of authorized common shares.

Additional Information

Additional information relating to the Company is available on the internet at the SEDAR website located at www.sedar.com and at the Company's website at www.sangoldcorp.com

SANGOLD CORPORATION

Message from the Executive Chairman and the Chief Executive Officer

A Message to Shareholders

We are pleased to have had a very successful year notwithstanding initial difficulties in raising the large amount of capital that our development and exploration operations required. The year ended on high notes that included the raising of large amounts of equity capital, the delineation of two new types of high grade deposits in the D Shaft area of the Rice Lake mine, further delineation of the nearby Cartwright deposit and an initial encounter with new gold mineralization that in early 2008 would become the very high grade Hinge Zone located just over one km east of the Rice Lake mill.

During 2007, we raised approximately $65.0 million through the issuance of common shares and the conversion of debentures and debenture interest. This cash was used to rehabilitate and develop the Rice Lake and San Gold #1 gold mines. The cash was also used to pursue our very aggressive and very successful exploration programs along the Rice Lake belt. At the end of 2007 our financial condition was considerably improved over its position at the end of 2006. As at December 31, 2007 the Company had current assets of $51.3 MM including $6.6 MM in bank cash and $33.6 MM in short term high grade investment securities. This compares to $18.7 MM of current assets at yearend 2006. Current liabilities were $24.1 MM as at December 31, 2007 (2006 - $6.3 MM). On December 31, 2007, the Company had a working capital surplus of $27,900,828 compared to a working capital surplus of $3,979,608 on December 31, 2006. Therefore, on December 31, 2007, the Company has sufficient cash reserves to meet currently planned development activities and to fund operational activities.

We continued to use local workers from the Bissett and East Lake Winnipeg areas. During 2007, local employees comprised 50% of the total workforce. The majority of our local employees are from nearby First Nations and Metis communities. To supplement our employee work force during a time of labour shortages in the mining industry, we obtained the services of contract miners to work exclusively on development and production in the deep, high-grade deposits in the mechanized areas below D shaft in the Rice Lake Mine. The commuting component of our workforce and our contractors live at the mine during their work rotations using the sleeping and kitchen facilities of our onsite camp.

Notwithstanding our in-house training programs and the hiring of contract miners we are still lacking sufficient experienced shrinkage stope miners as well as experienced geologists. Commensurate with the maturing of our development programs at both the Rice Lake and San Gold #1 mines, we have recently hired a Chief Operating Officer and a VP of Technical Services; both reflective of a developer evolving into a producer.

Overall, we are extremely pleased with and excited about the success of our exploration programs and offer our heartfelt gratitude and congratulations to our surface exploration geologists Bill Ferreira and Kevin Murphy for their outstanding exploration ideas and to underground geologist Jim Harvey for his work on the extension of the two new deep deposits at the Rice Lake mine. We are also satisfied that our development and mining operations are progressing but we have also identified many areas for improvement within a framework of increasing component costs and significant competition for skilled labour within the industry. Fortunately, these increased operating and capital costs are offset with the fundamentally sound increase in the price of gold resulting based on real world supply and demand factors.

Looking forward to 2008, we have identified many interesting challenges, including:

- The attainment of gold production according to our mining plan.
- To achieve positive cash flow from production revenue.
- To maintain and possibly increase our $8,000,000 per year exploration budget to develop targets along the Rice Lake Greenstone Belt and in the Timmins Gold Belt on the newly acquired Dalton claims.
- To develop another Rice Lake belt gold deposit into a mine to give us the strategic benefit of being able to produce from three independent mines to feed our Rice Lake mill.
- To continue to train and retain our employees for our benefit and for the economic and social benefit of our local communities.

Our objective in 2007 was to exploit the discovery of the new, high-grade zones in Rice Lake Mine and also to prepare both SG-1 and Rice Lake Mines for profitable production. We have been successful in doing so although the production preparation has taken longer than we anticipated. We have been well supported by the local communities in the East Lake Winnipeg area with a diligent workforce and the cooperation to do all the work that it takes to establish an economically sound gold project.

We are truly indebted to you, our shareholders. We appreciate your trust and support as we continue our transformation into a profitable mining company with a dynamic exploration component that keep increasing our gold resource base.

On Behalf of the Board of Directors

Hugh Wynne
Executive Chairman

R. Dale Ginn
President & CEO

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Dale Ginn, the Chief Executive Officer of San Gold Corporation, certify the following:

1. **Review:** I have reviewed the interim financial statements and interim MD&A (together the interim filings) of San Gold Corporation (the issuer) for the interim period ending March 31, 2008.

2. **No misrepresentation:** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. **Fair presentation:** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: May 30, 2008

"Dale Ginn"
Dale Ginn
Chief Executive Officer, San Gold Corporation

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information is required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Gestur Kristjansson, the Chief Financial Officer of San Gold Corporation, certify the following:

1. **Review:** I have reviewed the interim financial statements and interim MD&A (together the interim filings) of San Gold Corporation (the issuer) for the interim period ending March 31, 2008.

2. **No misrepresentation:** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. **Fair presentation:** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: May 30, 2008

"Gestur Kristjansson"
Gestur Kristjansson
Chief Financial Officer, San Gold Corporation

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information is required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

San Gold
CORPORATION

Surface Drilling Intersects 85 g/tonne Gold over 6.3 meters at Hinge #4

May 21, 2008
Bissett, MB
SGR: TSX-V www.sangoldcorp.com

Dale Ginn, CEO of San Gold Corporation (SGR: TSX-V) is pleased to report that assay results have been received for drill hole # GS-08-33 in the new high-grade Hinge #4 zone. Hole #33 encountered 85.1 g/tonne (2.49 oz/ton) over 6.22 meters (20.4 ft) at 100 meters (330 feet) below surface in a broad, continuous quartz-carbonate vein containing abundant visible gold throughout. Results from this hole are summarized below with an accompanying table demonstrating the even distribution of the high grades throughout the intersection:

Hole #	From	To	Length		Gold g/tonne (oz/ton)	Zone
GS-08-33	109.1 m	115.4 m	6.3 m	(20.7 ft)	85.1 (2.49) visible gold	Hinge #4

Distribution of grade within the zone:

From	To	Length	Gold Assay g/tonne	(oz/ton)
109.1 m	110.1 m	1.0 m	61.0	(1.78)
110.1 m	111.6 m	1.5 m	2.1	(0.06)
111.6 m	112.6 m	1.0 m	173.3	(5.06)
112.6 m	113.9 m	1.3 m	193.2	(5.64)
113.9 m	114.9 m	1.0 m	36.7	(1.07)
114.9 m	115.4 m	0.5 m	9.6	(0.28)

Dale Ginn, CEO of San Gold stated: "Our exploration team led by Bill Ferreira has made a new and promising high-grade discovery near our operating mill and on our mining lease. We look forward to increasing the size and quality of the new Hinge zones which have unlocked the exploration potential of the entire volcanic sequence to the north of the main mine unit. Hole #33 is the most significant gold exploration hole drilled in the Rice Lake Belt and indeed, in Manitoba for some time and is a credit to persistent drilling near producing and past producing mines."

Assays are pending from the intersections of the same zone on section line 400E (3 holes: GS-08-23, 25 and 27) and the remaining holes on section 500E (2 holes: GS-08-29 and 31) and will be reported as received by the company. Drill holes # 25, 29, and 31 encountered similar intersections in terms of width and mineralogy with strong mineralization including visible gold observed in each hole. This zone remains open along strike to the north-east and to the south-west as well as at depth.

Please see press releases dated January 15th, February 19th and April 21, 2008 for previously posted results of the Hinge zones as discovered to date. The new zones are roughly parallel, dip to the north-west and are made up of quartz and carbonate veins containing gold mineralization. The volcanic units which contain the new veins are located in a sequence of rocks which lie approximately 1500 meters into the hanging wall stratigraphically above and geographically to the north of the mineralized mine unit of the Rice Lake Gold Mine. To date a total of at least 4 sub parallel new veins have been discovered in the Hinge area,

as well as numerous uncorrelated breccia zones within 100 to 300 meters of surface. Two diamond drills are currently drilling in the Hinge area. The new zones are located approximately 1.5 kms to the north-east of San Gold's operating Rice Lake and mine and mill, and are fully accessible by road.

Please see the San Gold website (www.sangoldcorp.com) for a photo of this high grade intersection and prior Hinge Zone press releases.

This program was carried out under the supervision of W.S. Ferreira, P.Geo., the Qualified Person for this project under National Instrument 43-101. The drill core was split, with half sent to TSL Laboratories in Saskatoon, SK and fire assayed with an AA and gravimetric finish. Whole metallic assays were performed on samples containing visible gold. Check assays were also performed on pulps and rejects by both TSL and by Accurassay Laboratories of Thunder Bay, ON. The core lengths are actual lengths as drilled and have not been adjusted for the true width of the mineralized zones.

For further information contact Dale Ginn, CEO of San Gold Corporation, at (204) 794-5818 or investor information at 1-800-321-8564 or visit www.sangoldcorp.com.

San Gold
CORPORATION

San Gold Corporation Announces Changes to its Board of Directors

May 16, 2008
Bissett, MB
SGR: TSX-V www.sangoldcorp.com

Mr. Dale Ginn, Chief Executive Officer of San Gold Corporation (the "Corporation"), a company listed on the TSX Venture Exchange under the symbol "SGR", today announced the appointment of Michael Power as an independent director of the Corporation to replace Mr. David Filmon, who has resigned as a director of the Corporation. Mr. Power is a professional engineer with over 40 years experience in the mining industry in Canada and is also a Chartered Financial Analyst. Mr. Power is currently Vice-President, Secretary and a director of Moydow Mines International Inc. and is a director of a number of other mining issuers listed on stock exchanges around the world, including the Toronto Stock Exchange and the AIM Market of the London Stock Exchange. Mr. Power brings a wealth of knowledge, experience and expertise to the board of directors of the Corporation. Mr. Power will also replace Mr. Filmon as an independent member of the audit committee and the compensation committee of the Corporation. The board of directors of the Corporation extends its sincere thanks to Mr. Filmon for his services to the Corporation during his time as a director.

For further information contact Dale Ginn, Chief Executive Officer of San Gold Corporation, at (204) 794-5818 or 1- 800-321-8564.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

TSX venture EXCHANGE

FORM 4G

SUMMARY FORM – INCENTIVE STOCK OPTIONS

Re: San Gold Corporation (the "Issuer").

Month in which stock options have been granted or amended: May, 2008.

This Form must be filed at the conclusion of each calendar month during which options have been granted or amended.

New Options Granted:

Name of Optionee	Date of news release disclosing grant (if applicable)	Position of Optionee (Director/ Officer /Employee/ Consultant)	Date of Grant	No. of Optioned Shares	Exercise Price	Expiry Date
Ian Berzins	N/A	Employee	May 2, 2008	300,000	$1.23	May 2, 2013
William Ferreira	N/A	Consultant	May 2, 2008	500,000	$1.23	May 2, 2013
Garry Bate	N/A	Employee	May 2, 2008	50,000	$1.23	May 2, 2013
Warren Anglin	May 23, 2008	Consultant	May 23, 2008	600,000	$1.22	May 23, 2013
Michael Power	May 23, 2008	Director	May 23, 2008	300,000	$1.43	May 23, 2013

Total number of optioned shares proposed for acceptance: 1,750,000.

- Date shareholder approval was obtained for the Stock Option Plan: December 3, 2007.
- Subsequent to the grant of options presented above, state the number of shares remaining available for issuance under the plan: 6,867,092.

Amended Options:

Name of Optionee	No. of Optioned Shares	Amended Exercise Price	Original Date of Grant	New/Current Expiry Date

- If amendments are proposed to directors or officers options, disclose the date shareholder approval was obtained for the amendment: N/A

DECLARATION

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2. The Issuer has not been put on notice to have its listing transferred to NEX, pursuant to *Policy 2.5 Tier Maintenance Requirements and Inter-Tier Movement.*

3. The Filing is either in all respects in accordance with Exchange *Policy 4.4 – Incentive Stock Options*, in effect as of the date of this Declaration, or any deviations are indicated herein.

4. As of the date of grant there were no Material Changes in the affairs of the Issuer which were not publicly disclosed.

Acknowledgement - Personal Information

"Personal Information" means any information about an identifiable individual, and includes the information contained in the tables, as applicable, found in this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated: May 30, 2008.

GESTUR KRISTJANSSON
Name of Director or Senior Officer

per [signature]
Signature

CFO
Official Capacity

SAN GOLD CORPORATION
MARCH 31, 2008
NOTICE OF NO AUDITOR REVIEW OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

While the Company's independent auditor has reviewed the quarter ended March 31, 2008, the comparative information has not been reviewed.

As our auditor has not performed a review of the comparative figures in the interim consolidated financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor had not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

SAN GOLD CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(UNAUDITED - SEE NOTICE OF NO AUDITOR REVIEW)

ASSETS

	MARCH 31 2008	DECEMBER 31 2007
CURRENT ASSETS		
Cash	$ 1,416,130	$ 6,628,673
Accounts receivable	1,843,239	2,193,518
Marketable securities (Note 3)	28,302,550	33,608,756
Supply inventory	948,797	968,956
Gold in process	3,590,894	4,135,900
Prepaid expenses	337,277	272,702
Restricted accrued interest (Note 15)	950,246	3,513,275
	37,389,133	**51,321,780**
PROPERTY, PLANT & EQUIPMENT (Note 4)	**10,411,730**	**9,555,848**
MINERAL PROPERTIES (note 5)	**39,341,571**	**36,912,653**
OTHER ASSETS		
Collateral deposit	450,000	450,000
Mining claims and options (Note 6)	1,170,149	852,649
Promissory note (Note 15)	113,869,000	113,869,000
	115,489,149	**115,171,649**
	$ 202,631,583	**$ 212,961,930**

LIABILITIES

	MARCH 31 2008	DECEMBER 31 2007
CURRENT LIABILITIES		
Accounts payable & accrued liabilities	$ 5,943,855	$ 4,777,732
Convertible debentures (Note 12)	6,399,640	12,294,675
Deferred revenue (Note 15)	2,092,778	2,482,659
Current portion long-term debt (Note 7)	350,231	353,063
Current portion of royalty obligation (note 15)	1,967,700	4,212,859
	16,754,204	**24,120,988**
LONG-TERM LIABILITIES		
Asset retirement obligation (Note 8)	1,381,534	1,347,138
Long-term debt (Note 7)	357,537	450,200
Royalty obligation (Note 15)	113,868,153	113,868,153
	115,607,224	**115,665,491**

SHAREHOLDERS' EQUITY

	MARCH 31 2008	DECEMBER 31 2007
Share capital (Note 9)	151,875,485	143,170,923
Contributed surplus (Note 11)	9,785,319	10,314,471
Deficit	(91,390,649)	(80,309,943)
	70,270,155	**73,175,451**
	$ 202,631,583	**$ 212,961,930**

Commitments (Note 18)

APPROVED BY THE BOARD: *"Hugh Wynne"* ____________ Director

"Dale Ginn" ____________ Director

SAN GOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(UNAUDITED - SEE NOTICE OF NO AUDITOR REVIEW)

	QUARTER ENDED MARCH 31 2008	QUARTER ENDED MARCH 31 2007
REVENUE	**$ 864,589**	**$ 453,986**
OPERATIONS		
Operations	6,915,300	3,221,745
Asset retirement accretion	34,396	31,208
Amortization of property, plant, & equipment	590,134	508,388
Depletion of mineral properties	266,494	142,705
LOSS FROM OPERATIONS	**6,941,735**	**3,450,060**
Exploration	1,948,040	1,199,361
General and administrative	1,665,565	1,351,388
Accretion of convertible debentures	112,963	145,587
Deferred financing	97,547	212,049
Royalty expense	1,967,700	1,005,212
Interest expense	455,141	419,108
Share based compensation	459,750	345,441
NET LOSS BEFORE OTHER REVENUE	**13,648,441**	**8,128,206**
OTHER REVENUE		
Indemnification fee	63,788	18,432
Interest income	2,603,633	1,050,469
LOSS FOR THE PERIOD	**10,981,020**	**7,059,305**
DEFICIT - BEGINNING OF THE PERIOD	(80,309,943)	(39,006,969)
Share issue costs	(99,686)	-
Adjustment of marketable securities to fair value	-	40,426
DEFICIT - END OF THE PERIOD	**$ (91,390,649)**	**$ (46,025,848)**
LOSS PER COMMON SHARE: Basic & diluted	(0.05)	(0.05)

SAN GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW
(UNAUDITED - SEE NOTICE OF NO AUDITOR REVIEW)

	QUARTER ENDED MARCH 31 2008	QUARTER ENDED MARCH 31 2007
OPERATING ACTIVITIES		
Loss for the period	$ (10,981,020)	$ (7,059,305)
Add: Items not affecting cash		
Accretion - convertible debentures	112,963	145,587
Accretion - asset retirement obligation	34,396	31,208
Amortization - deferred financing costs	97,547	212,049
Amortization - property, plant & equipment	590,134	508,388
Depletion - mineral properties	266,494	142,705
Share-based compensation	459,750	345,441
Debenture interest paid in shares	571,139	-
Fair market value adjustment to marketable securities	(238,225)	-
Adjustment from accounting policy adoption	-	40,426
Net change in non-cash working capital	1,862,752	(394,218)
	(7,224,070)	(6,027,719)
INVESTING ACTIVITIES		
Purchase of property, plant & equipment	(1,446,016)	(1,833,613)
Investment in mineral properties	(2,695,412)	(3,580,250)
Change in marketable securities	5,544,431	(519,841)
Purchase of mining claims and options	(100,000)	-
	1,303,003	(5,933,704)
FINANCING ACTIVITIES		
Proceeds from shares issued and subscribed	932,236	190,598
Proceeds from long-term debt	-	603,692
Redemption of convertible debentures	(35,000)	-
Share issue costs	(93,217)	-
Repayment of long-term debt	(95,495)	(63,770)
	708,524	730,520
CHANGE IN CASH	(5,212,543)	(11,230,903)
CASH, BEGINNING OF THE PERIOD	6,628,673	12,210,678
CASH, END OF THE PERIOD	$ 1,416,130	$ 979,775
Supplementary Information		
Interest paid	$ 191,277	$ 187,272

1. Nature of operations and going concern assumption

The Company's main operation consists of exploring for and the mining and milling of gold primarily in the Bissett area of Manitoba, Canada. Until it is determined that properties contain mineral reserves or resources that can be economically mined, they are classified as exploration expenditures. The recoverability of deferred expenditures is dependent upon a number of factors, including the discovery of economically recoverable reserves and resources; securing and maintaining title and beneficial interest in the properties; the ability to obtain necessary financing to complete exploration; development and construction of processing facilities; obtaining certain government approvals; and attaining profitable production. Active ore production is dependent upon the market price of gold, management of production and capital costs, and adequate capital resources to fund operational activities.

For the quarter ended March 31st, 2008 the Company had a loss of $10,981,020 (March 31st, 2007 - $7,059,305). In addition to ongoing working capital requirements, the Company may be required to secure sufficient funding for exploration and development programs, general and administration costs and interest charges. Although management may have been successful in the past in undertaking financings, there can be no assurance that management will be able to do so in the future on terms acceptable to the Company.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of operations for the foreseeable future. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and balance sheet classifications that may be necessary were the going concern assumption inappropriate. These adjustments could be material.

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

2. Significant accounting policies and adoption of new accounting standards

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. The accounting principles used in these interim consolidated financial statements are consistent with those used in the Company's December 31st, 2007 annual consolidated financial statements. These interim consolidated financial statements do not include all of the information and disclosure required by Canadian generally accepted accounting principles for annual financial statements, and should be read in conjunction with the December 31st, 2007 annual consolidated financial statements.

a) Inventories, Section 3031

In June 2007, the Canadian Institute of Chartered Accountants issued handbook Section 3031 – Inventories to replace existing Section 3030. This new section, which became effective January 1st, 2008, establishes standards for the measurement and disclosure of inventories. The adoption of Section 3031 did not impact the Company's consolidated financial position and results of operations. The disclosure requirements in Section 3031 have been expanded to include disclosure of the amount of inventories recognized as an expense during the period, which was $1,408,626 in the three months ended March 31st, 2008 (March 31st, 2007 – nil) included in operations expense.

Gold inventory as at March 31st, 2008 is made up of an ore stockpile valued at $235,170 (2007 - $65,347), in process inventory of $3,590,893 (2007 - $3,964,137) and finished product inventory of $nil (2007 - $106,416).

b) Financial Instruments Disclosures Section 3862 / Financial Instruments Presentation Section 3863

These sections replace Section 3861, Financial Instruments Disclosure and Presentation, revising and enhancing disclosure requirements while carrying forward its presentation requirements. These new sections place increased emphasis on disclosure about the nature and extent of risk arising from financial instruments and how the entity manages those risks. The mandatory effective date is for annual and interim periods in fiscal years beginning on or after October 1st, 2007. The Company began application of these sections effective January 1st, 2008. The adoption of these new accounting standards does not impact the amounts recognized in the Company's consolidated financial statements as the additional guidance relates to disclosure.

2. Significant accounting policies and adoption of new accounting standards (continued)

c) Capital Disclosures, Section 1535

Section 1535 establishes standards for disclosing information about an entity's capital and how it is managed. The Company has added Note 19, Capital management to these interim consolidated financial statements.

d) Future changes to significant accounting policies

CICA handbook Section 3064 – Goodwill and Intangibles will be effective for interim and annual financial statements relating to fiscal years beginning on or after October 1st, 2008. This Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets by profit-oriented enterprises.

The Company is currently considering the effect on the financial statements of the new standard.

3. Marketable securities

	March 31, 2008	December 31, 2007
GIC, interest at 4.12% (2007 - 4.12%) paid annually, maturing July 2012 (2007 - July 2012), pledged as security for long-term debt.	$ 72,081	$ 71,362
Short term investments - see detailed description below	28,103,552	33,028,140
Cashable GIC, interest at 4.35%, maturing June 2008	102,234	485,744
Cashable GIC, interest at 4.43%, maturing September 2008	20,741	20,517
Silver certificates, 1.69 oz (2007 - 116.65) with a market value at March 31, 2008 being $18.63 per oz (2007 - $14.76).	31	1,722
Gold certificates, 4.49 oz (2007 - 1.55 oz) with a market value at March 31, 2008 being $871.60 per oz (2007 - $820.50)	3,911	1,271
	$ 28,302,550	$ 33,608,756

3. **Marketable securities (continued)**

AS AT MARCH 31, 2008:

	Weighted Yield to Maturity	Range of Maturities	Maturity Value	Market Value
Bankers Acceptance	3.56%	Apr 15, 08 to Aug 25, 08	$ 7,074,000	$ 7,023,466
Money Market Funds			301,720	301,720
Coupons and Residuals	2.34%	Apr 10, 08 to Dec 1, 08	2,166,760	2,148,640
Government of Canada Bonds	2.47%	Apr 15, 08 to Dec 1, 08	5,001,000	5,066,038
Provincial Government Bonds	3.13%	Apr 1, 08 to Dec 18, 08	5,349,895	5,485,971
Municipal Bonds	4.11%	Apr 22, 08 to Jan 17, 09	1,859,000	1,898,828
Term deposit	4.29%	Dec 19, 08 to Jan 22, 09	1,000,000	1,011,839
Corporate Bonds and Debentures	3.45%	Apr 14, 08 to Feb 4, 09	5,073,000	5,167,050
TOTAL SHORT TERM INVESTMENTS	**3.12%**	**Apr 1, 08 to Feb 4, 09**	**$ 27,825,375**	**$ 28,103,552**

AS AT DECEMBER 31, 2007:

	Weighted Yield to Maturity	Range of Maturities	Maturity Value	Market Value
Bankers Acceptance	4.69%	Jan 8, 08 to Aug 25, 08	$ 12,530,000	$ 12,350,556
GE Funding Company Discount Note	4.86%	Feb 12, 08	1,000,000	993,830
Money Market Funds			100,000	100,000
Coupons and Residuals	4.10%	Apr 10, 08 to Dec 1, 08	2,166,760	2,112,671
Government of Canada Bonds	3.95%	Feb 15, 08 to Jan 15, 09	5,132,000	5,174,482
Provincial Government Bonds	4.09%	Apr 1, 08 to Dec 18, 08	5,042,895	5,094,754
Municipal Bonds	4.11%	Jan 17, 08 to Oct 29, 08	2,859,000	2,891,696
Term deposit	4.33%	Dec 19, 08	900,000	901,285
Corporate Bonds and Debentures	4.78%	Jan 22, 08 to Oct 24, 08	3,365,000	3,408,866
	4.40%	**Jan 8, 08 to Jan 15, 09**	**$ 33,095,655**	**$ 33,028,140**

3. Marketable securities (continued)

Market value includes $240,938 (December 31st, 2007 - $14,879) of accrued interest and $238,225 (December 31st, 2007 - $1,861) of unrealized gain in market value. These amounts are recognized as interest revenue on the income statement.

4. Property, plant and equipment

	March 31, 2008			December 31, 2007		
	Cost	Accumulated amortization	Net Book Value	Cost	Accumulated amortization	Net Book Value
Land	$ 502,210	$ -	$ 502,210	$ 502,210	$ -	$ 502,210
Buildings	1,582,912	96,979	1,485,933	1,424,027	81,553	1,342,474
Motor vehicles	63,598	31,597	32,001	63,598	28,963	34,635
Furniture and office equipment	364,184	133,767	230,417	350,156	122,003	228,153
Plant and equipment	10,145,961	2,501,820	7,644,141	8,830,097	1,968,722	6,861,375
Assets under capital lease	652,147	135,119	517,028	694,908	107,907	587,001
	$ 13,311,012	**$ 2,899,282**	**$ 10,411,730**	**$ 11,864,996**	**$ 2,309,148**	**$ 9,555,848**

5. Mineral properties

	March 31, 2008			December 31, 2007		
	Cost	Accumulated depletion	Net Book Value	Cost	Accumulated depletion	Net Book Value
Mine development and equipment	$ 16,480,336	$ 802,907	$ 15,677,429	$ 16,480,336	$ 671,386	$ 15,808,950
Mineral properties	24,488,124	823,982	23,664,142	21,792,712	689,009	21,103,703
	$ 40,968,460	**$ 1,626,889**	**$ 39,341,571**	**$ 38,273,048**	**$ 1,360,395**	**$ 36,912,653**

6. Mining claims and options

Summary of mining claims and options:

Partner	Location	Agreement entered	March 31, 2008 Carrying Value	Commitment for option
Peter Dunlop	7 claims Beresford Lake	April 2004	$431,449 (December 31st, 2007 - $431,449) 3% Net smelter return to optioner, may be bought down by optioner	$875,000 by the third anniversary with $175,000 in Year 1 and $250,000 by Year 2 Commitments met as at March 31, 2008
Greenbelt Gold Mines Inc.	27 claims 3 km South of Rice Lake 50% interest	January 2005	$421,200 (December 31st, 2007 - $421,200)	$750,000 by third anniversary with $200,000 in year 1 and $250,000 in year 2 Commitments met as at March 31, 2008
Marum Resources Inc. (a director of Marum Resources Inc. is also a director of the Company)	Strikepoint 2,223 hectares 20 claims Adjacent to Western boundary of Company's gold mine 50% interest	August 2005	$nil (December 31st, 2007 - $nil) Optioner retains 3% gross overriding royalty on precious metals and 3% net smelter returns on base-metal production	$750,000 in exploration work over the 3 year period ending in August 2008 $100,000 in year 1, $250,000 in year 2 and $400,000 in Year 3
Marum Resources Inc. (a director of Marum Resources Inc. is also a director of the Company)	Beresford Lake 10 claims 2,320 hectares 25 km southeast of existing minesite	October 2005	$nil (December 31st, 2007 - $nil) 3% overriding royalty on 3 of the claims (Blue Ace Group) 0.5% royalty for the rest of the claims	$750,000 by August 31, 2008 $100,000 by August 31, 2006 $250,000 in year 2 $500,000 in year 3
Dalton Claims	Timmins, Ontario 25 claims 354 hectares	February 2008	$317,500 (December 31, 2007 - $ nil) 3% net smelter return with San Gold right to buy back 1%	$100,000 on signing $100,000 by January 22nd, 2009 $50,000 by January 22nd, 2010 Additionally, 100,000 shares issued on each of first 3 anniversaries And $500,000 per year of exploration expenditure commitment for 3 years.
Total			$1,170,149 (December 31st, 2007 - $852,649)	

7. Long-term debt

	March 31, 2008	December 31, 2007
Term loan, repayable at $1,034 monthly plus interest at prime plus 1 1/2%, secured by marketable securities, due July 2009.	$ 16,504	$ 19,606
Term loan, repayable by $8,238 blended monthly payments at 5.75% interest rate, secured by the collateral deposit of $450,000, due May 2010.	194,141	216,094
Term loan, repayable by $5,936 blended monthly payments at 13% interest rate, secured by specific equipment, due February 2008.	-	11,668
Term loan, repayable by $3,334 blended monthly payments at 5.75% interest rate, secured by specific equipment, due January 2010	89,882	98,619
Capital lease, repayable by $20,960 blended monthly payments at 15% interest rate, secured by specific equipment, due January 2010	404,216	451,279
Capital lease, repayable by $1,020 blended monthly payments at 7.1% interest rate, secured by specific equipment, due July 2008	3,025	5,997
	707,768	**803,263**
	350,231	353,063
	$ 357,537	**$ 450,200**

Principal due on long-term debt by period end and in aggregate over the next three years is approximately as follows:

March 31, 2009	$ 350,231
March 31, 2010	335,978
March 31, 2011	21,559
	$ 707,768

8. Asset retirement obligation

The mine operates under Environmental License No. 2161 S1 RR issued by Manitoba Conservation in March 1996 and amended in September 1998. The mine also has a closure and rehabilitation plan that has been accepted by Manitoba Industry, Trade, and Mines. A closure plan for the Bissett Gold Mine was submitted on September 1st, 2001. The plan covers all aspects of rehabilitation of the mine including post closure monitoring.

The Company's asset retirement obligations consist primarily of costs associated with mine reclamation and closure activities. These activities, which tend to be site specific, generally include costs for earthworks, including detoxification and re-contouring, re-vegetation, water treatment and demolition. In determining the estimated costs, the Company considers such factors as changes in laws and regulations and requirements under existing permits. Such analyses are performed on an ongoing basis. In calculating the fair value of the Company's asset retirement obligation, management used a credit adjusted risk-free rate applicable to the Company.

The total estimated cost for the closure and post closure monitoring is $3,300,000. At March 17th, 2004, the Company present valued this liability at $932,000 and is accreting it over a 13 year period at the Company's credit adjusted risk-free rate of prime rate plus 6%. For the quarter ended March 31st, 2008 the Company recorded accretion expense of $34,396 (March 31st, 2007 – $31,208), resulting in a carrying value of $1,381,534 for the obligation (December 31st, 2007 - $1,347,138).

9. Share capital

Authorized: Unlimited number of common shares

Issued: 214,664,589 common shares (December 31st, 2007 – 205,351,838)

	March 31, 2008	December 31, 2007
Shares issued	$ 151,875,485	$ 143,170,923

The Company's board of directors and shareholders have approved a stock option plan, the purpose of which is to provide employees, consultants, and directors of the Company with the opportunity to participate in the growth and development of the Company.

	March 31, 2008		December 31, 2007	
	(#)	($)	(#)	($)
Balance, beginning of the period	205,351,838	143,170,923	141,055,425	65,280,384
Private placements	-	-	55,224,412	69,351,997
Options exercised	975,000	1,358,082	1,362,534	1,394,586
Warrants exercised	69,000	97,376	700,944	907,047
Debentures converted	7,604,375	6,460,465	4,876,250	4,083,841
Debenture interest converted	514,376	571,139	1,683,716	1,611,518
Non monetary issues	150,000	217,500	448,557	541,550
Balance, end of the period	**214,664,589**	**151,875,485**	**205,351,838**	**143,170,923**

10. Options and warrants

During the quarter ended March 31, 2008, the Company issued 4,400,000 options (March 31st, 2007 – 301,724 options) and recognized $459,750 (March 31st, 2007 - $345,441) of expense using the fair value method. The fair value of each option granted was determined to be $1.04 and is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants: dividend yield of 0% (December 31st, 2007 – 0%), expected volatility of 106% (December 31st, 2007 – 50%), risk free interest rate of 3.45% (December 31st, 2007 – 3.91 to 4.62%), and expected life of 1,825 days (December 31st, 2007 – 1,825 days). The options granted in the most recent quarter vest over three years and the Company is bringing the related item into income on an accelerated basis during those 3 years with 1/3 being expensed over 3 years, 1/3 being expensed over 2 years and 1/3 being expensed over 1 year. The options granted in the previous comparative period were expensed when granted.

10. Options and warrants (continued)

A summary of the status of the Company's share option plan as at March 31st, 2008 and December 31st, 2007 and changes during the years then ended is as follows:

	March 31, 2008	Average Price ($)	December 31, 2007	Average Price ($)
Options outstanding, beginning of period	9,625,966	0.67	8,386,776	0.56
Options granted	4,400,000	1.40	2,601,724	1.17
Options exercised	(975,000)	0.84	(1,362,534)	0.65
Options outstanding, end of period	**13,050,966**	**0.91**	**9,625,966**	**0.67**
Options vested, end of period	**8,650,966**	**0.66**	**9,625,966**	**0.67**
Weighted average remaining life (years)	**3.91**		**2.52**	

A summary of the status of the Company's outstanding warrants as of March 31st, 2008 and December 31st, 2007 and changes during the periods then ended is as follows:

	March 31, 2008	Average Price ($)	December 31, 2007	Average Price ($)
Warrants outstanding, beginning of period	26,314,733	1.69	1,057,611	0.65
Warrants granted	-	-	26,314,733	1.69
Warrants exercised	(69,000)	1.25	(700,944)	0.65
Warrants expired	-	-	(356,667)	0.65
Warrants vested and outstanding, end of period	**26,245,733**	**1.69**	**26,314,733**	**1.69**
Weighted average remaining life (years)	**1.18**		**1.44**	

11. Contributed surplus

Changes in contributed surplus consisted of the following:

	March 31, 2008	December 31, 2007
Contributed surplus, beginning of the period	$ 10,314,471	$ 5,428,333
Conversion/redemption of debentures	(388,193)	(257,127)
Warrants issued	-	4,424,704
Warrants exercised	(11,127)	(90,236)
Warrants expired	-	(46,600)
Options issued	459,750	1,376,210
Options exercised	(589,582)	(520,813)
Contributed surplus, end of the period	**$ 9,785,319**	**$ 10,314,471**

12. Convertible debentures

In February 2006, $10,000,000 worth of 2 year senior convertible redeemable debentures was issued. The debentures had a term of two years and bore interest at a rate of 10% per annum and secured by the Company's present and after acquired personal property. Holders of debentures may have elected to receive interest payments in common shares of the Company (in lieu of cash) at a price per share to be determined at such time as the shares are issued in accordance with TSX Venture Exchange policies. In January 2008, the Company redeemed the remaining $6,115,000 principal of the February 2006 Debenture. Of this amount, $6,080,000 was converted into common shares and the remaining $35,000 was redeemed for cash.

In October 2006, $6,734,000 worth of 2 year senior secured convertible redeemable debentures was issued. The debentures have a term of two years and bear interest at a rate of 10% per annum and secured by the Company's present and after acquired personal property. Holders of debentures may elect to receive interest payments in common shares of the Company (in lieu of cash) at a price per share to be determined at such time as the shares are issued in accordance with TSX Venture Exchange policies. The debentures may be converted at the option of the debenture holders into common shares of the Company at a price of $1.60 per share at any time after the first anniversary of the date of issuance. The debentures may be redeemed by the Company at any time at the option of the Company subject to the right of the debenture holders to convert their debentures into common shares upon such notice of redemption.

The following allocation of the convertible debentures to debt and equity components on issuance of the convertible debentures is based on the net present value of future interest and principal payments with an estimated cost of borrowing (without the conversion option) of 13% for the debentures.

	February 2006 Debenture	October 2006 Debenture	Total
Liability	$ 9,355,918	$ 6,189,783	$ 15,545,701
Equity	644,082	544,217	1,188,299
Principal - December 31, 2006	10,000,000	6,734,000	16,734,000
Conversion of debentures	(3,885,000)	(16,000)	(3,901,000)
Principal - December 31, 2007	6,115,000	6,718,000	12,833,000
Redemption of debentures	(35,000)	-	(35,000)
Conversion of debentures	(6,080,000)	6,500	(6,073,500)
Principal - March 31, 2008	**$ -**	**$ 6,724,500**	**$ 6,724,500**

The accretion of the liability component of the convertible debentures, which increases the liability component from the initial allocation on the date of issuance, is reported as accretion of convertible debentures in the statement of operations.

12. Convertible debentures (continued)

	February 2006 Debenture	October 2006 Debenture	Total
Liability, December 31, 2006	9,592,496	6,219,245	15,811,741
Accretion	299,207	270,991	570,198
Conversion of debentures	(3,811,241)	(15,472)	(3,826,713)
Liability, December 31, 2007	6,080,462	6,474,764	12,555,226
Accretion	33,310	79,653	112,963
Conversion of debentures	(6,078,772)	6,500	(6,072,272)
Redemption of debentures	(35,000)	-	(35,000)
Liability, March 31, 2008	-	6,560,917	6,560,917
Financing fees, beginning of period	(48,530)	(212,021)	(260,551)
Amortization of financing fees	46,803	50,744	97,547
Finance fees related to debentures converted	1,727	-	1,727
	$ -	$ 6,399,640	$ 6,399,640

The following schedule reflects the financing costs associated with the convertible debentures.

	March 31, 2008	March 31, 2007
Accretion of debentures	$ 112,963	$ 145,587
Interest expense	433,133	391,098
	$ 546,096	$ 536,685

13. Income taxes

The provision for income taxes reflects an effective tax rate, which differs from the combined Canadian federal and provincial corporate tax rates for the following reasons:

	March 31, 2008	March 31, 2007
Loss for the period before income taxes	$ 10,981,020	$ 7,059,305
Combined statutory tax rate	33.00%	36.12%
Income tax recovery based on statutory rate	3,623,737	2,549,821
Valuation allowance	(3,623,737)	(2,549,821)
	$ -	$ -

13. Income taxes (continued)

The Company has issued flow-through shares to finance certain of its exploration activities. The Company intends to renounce expenditures totalling the amount of the purchase price of the flow-through shares issued to the purchasing shareholders and as a result, tax deductibility of these costs will not be available to the Company. As at March 31st, 2008, the Company had an obligation to spend $4,466,527 of flow through capital renounced to shareholders (December 31st, 2007 - $7,169,531).

At the quarter ended March 31st, 2008 the Company has accumulated $23,500,000 (December 31st, 2007 - $15,500,000) of unused cumulative Canadian exploration and development costs available to offset future taxable income. The tax benefits pertaining to these expenses are available for carry forward indefinitely.

14. Related party transactions

Wynne Mining Ltd., Wynne Drilling Ltd., Wynne's Place Ltd., Hotel San Antonio, and Hugh Wynne

	March 31, 2008	March 31, 2007
Accounts receivable, beginning of the quarter	$ 19,565	$ 45,792
Expenses at exchange amount	(2,284,188)	(1,456,000)
Management fees	-	(18,000)
GST on services	(111,148)	(83,351)
Payments issued	2,086,475	965,952
Accounts payable, end of the quarter	**$ (289,296)**	**$ (545,607)**
Prepaid expenses	**$ 200,000**	**$ -**

During the quarter, the Company purchased goods and services for the sum of $2,284,188 (March 31st, 2007 - $4,622,085) from Hugh Wynne, Wynne Mining Ltd., Wynne's Place Ltd., Hotel San Antonio, and Wynne Drilling Ltd., (corporations controlled by Hugh Wynne who is a director and Chairman of the Company). These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed or capitalized in the year, forming part of direct exploration expenses, general & administrative expenses, or operational expenses on the Company's statement of operations and deficit. The amounts due to Hugh Wynne and controlled corporations on March 31st, 2008 of $289,296 (2007 - $545,607) are included in the accounts payable on the Company's balance sheet. The $200,000 prepaid expense balance arises contractually as a retainer for ongoing services from Wynne Drilling Ltd. The Company has obtained an independent third party fairness opinion with respect to the amounts charged for diamond drilling.

The Company undertakes transactions in the normal course of business with other related parties. These transactions are recognized at the exchange amount. Related party transactions include $87,746 (2007 - $37,883) of legal fees recognized in general and administrative expense paid to a firm of which a director is a partner. General and administrative expenses also include $11,000 (2007 - $18,000) and $12,000 (2007 - $18,000) respectively paid to companies controlled by directors for various business consulting work.

15. Restricted promissory notes and royalty obligation

	March 31, 2008	December 31, 2007
Restricted promissory note due February 15, 2015, interest at 6%, pledged to secure royalty obligation	$ 10,000,000	$ 10,000,000
Restricted promissory note due February 15, 2016, interest at 7%, pledged to secure royalty obligation	48,869,000	48,869,000
Restricted promissory note due February 15, 2017, interest at 7%, pledged to secure royalty obligation	55,000,000	55,000,000
	$ 113,869,000	$ 113,869,000
Restricted accrued interest	$ 950,246	$ 3,513,275

During the year ended December 31st, 2007, the Company sold a production royalty for proceeds of $55,000,000. As part of this transaction, $55,000,000 of the sales price was invested with a financial institution and has been pledged to secure the Company's obligations under the royalty agreement.

The Company received $1,596,412 in indemnification fees for the indemnification provided for any breach of the royalty agreement by the Company and prepaid interest on the promissory notes of $2,510,255. The funds received pursuant to the indemnification have been presented as deferred revenue and are being recognized over the expected remaining life of the royalty agreement.

	March 31, 2008	December 31, 2007
2005 Indemnification fee received	$ 536,852	$ 536,852
Less: amortization of 2005 indemnification fee	(122,482)	(107,135)
2006 Indemnification fee received	172,438	172,438
Less: amortization of 2006 indemnification fee	(40,448)	(36,191)
2007 Indemnification fee received	1,596,412	1,596,412
Less: amortization of 2007 indemnification fee	(49,994)	(5,810)
Deferred indemnification fees	2,092,778	2,156,566
Deferred interest on restricted promissory note	-	326,093
Deferred revenue	$ 2,092,778	$ 2,482,659

Annual royalties on the 2007 royalty sale will be payable at rates ranging from $72.05 to $169.89 per ounce of gold produced during the period of the agreement to the later of December 31st, 2017 and five years after the end of commercial production from the mine. Annual royalties on the 2006 royalty sale will be payable at rates ranging from $29.26 to $268.71 per ounce of gold produced during the period of the agreement to the later of December 31st, 2016 and five years after the end of commercial production from the mine. Annual royalties on the 2005 royalty sale will be payable at rates ranging from $5.00 to $49.51 per ounce of gold produced during the period of the agreement to the later of December 31st, 2015 and five years after the end of commercial production from the mine. During the term of the agreements, the Company is entitled to have amounts held under the restricted promissory notes used to make payments under the royalty obligations.

15. Restricted promissory notes and royalty obligation (continued)

Under certain circumstances, 100% subsidiaries of Rice Lake Gold Corporation will have the right to purchase ("Call") the equity of the holder of the royalties or right to receive the royalties at an amount no greater than the fair market value thereof at the time of the Call. The Call price will be paid from the balance owing to Rice Lake Gold Corporation under the promissory note. Under certain circumstances, the purchaser of the royalties will have the right to sell ("Put") their interest in the royalty to the Company at an amount no greater than the fair market value thereof at the time of the Put. However, such right is subject to the subsidiaries of Rice Lake Gold Corporation's pre-emptive right to exercise the Call in advance of any Put being exercised and completed.

In addition to the royalty, Rice Lake Gold Corporation has granted a net profit interest ("NPI") for the years 2011 to 2017 inclusive. Under the commitment, minimum gold price thresholds of $875, $1,075, and $1,275 per ounce trigger NPI levels of 6%, 6.75% and 7% respectively. Under the 2005 and 2006 commitments, minimum gold prices or $875, $1,075, and $1,275 per ounce trigger NPI levels of 1%, 2%, and 3% respectively. No NPI is payable until Rice Lake Gold Corporation recovers its capital invested including reserve and interest charges.

16. Loss per share

The Company determines basic loss per common share on the weighted average number of outstanding common shares for the period.

Net loss available to common shareholders for the quarter ended March 31st, 2008 is $10,981,020 (March 31st, 2007 - $7,059,305). Outstanding options, warrants, and convertible debentures are anti-dilutive.

	March 31, 2008	March 31, 2007
Basic and diluted shares outstanding	209,726,407	142,142,129

17. Risk management and fair values

The Company's risk management policies are typically manifested as part of the day to day management of operations. As management becomes aware of risks, the functioning of control procedures is evaluated both directly and through consultation with employees, consultants and third parties with a judgment on the cost and benefit of different courses of action as well as the impact on risk and fair value. The Company has not designated transactions as hedging transactions to manage risk. As a part of the overall operation of the Company, management considers the avoidance of undue concentrations of risk. These risks include, and the actions taken to manage them are as follows:

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial commitments as they become due. The Company's main sources of liquidity are its operations and external borrowings and issuance of capital. The Company ensures that there is sufficient working capital and available credit facilities to meet its ongoing current obligations. This risk is also discussed in Note 1 to the financial statements.

Market Risk

Market risk is the risk that changes in market prices will have an effect on future cash flows associated with financial instruments. Market risk comprises three types of risk: currency risk, interest rate risk and other price risk.

17. Risk management and fair values (continued)

Currency risk

Currency risk is the risk that changes in foreign exchange rates may have an effect on future cash flows associated with financial instruments. The Company has assessed this risk and has not presently adopted an active currency hedging program given the correlation between metal prices and the currency in which the Company operates. In the current period, favourable changes in metal prices have mitigated the adverse effect of the appreciation of the Canadian dollar against the US dollar.

Interest Rate Risk

Interest rate risk is the risk that changes in market interest rates may have an effect on the cash flows associated with some financial instruments, known as interest rate cash flow risk, or on the fair value of other financial instruments, known as interest rate price risk. In general, the risk of investing cash equivalents into fixed interest rate investments is mitigated by the short terms in which the investments mature.

Other price risk

Other price risk is the risk that changes in market prices, including commodity or equity prices, will have an effect on future cash flows associated with financial instruments. Gold prices are affected by numerous factors such as the sale or purchase by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and other foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world.

Credit risk

Credit risk arises from the possibility that debtors may be unable to fulfill their commitments. For a financial asset, this is typically the gross carrying amount, net of any amounts offset and any impairment losses. The Company has credit policies to address credit risk on accounts receivable, which may include the analysis of the financial position of the debtor and review of credit limits. The Company also may review credit history before establishing credit and reviews credit performance. An allowance for doubtful accounts or other impairment provisions are established based upon factors surrounding credit risk, historical trends and other information.

The Company only invests in high credit quality debtors including the Government of Canada and Provinces of Canada. The Company does not hold any asset backed commercial paper.

The Company does not recognize any allowance for doubtful accounts and has no past due receivables.

Fair values

The fair values of the Company's current financial assets and liabilities (cash, accounts receivable, and accounts payable), approximate their recorded values as at year-end due to their short-term nature. Management has estimated that the fair value of marketable securities and collateral deposit approximate their book value.

The fair value of the Company's long-term debt (excluding capital leases) for the quarter ended March 31st, 2008 is \$300,527 (December 31st, 2007 - \$345,987). The fair value of long-term debt has been estimated based on the current market rates for mortgages with similar terms and conditions. The fair value of the Company's long-term debt subject to variable interest rates approximates its recorded value.

The cash flows associated with the restricted promissory notes and royalty obligations are equal. The net fair value of the restricted promissory notes and royalty obligation is $nil (December 31, 2007 - $nil).

17. Risk management and fair values (continued)

Fair value is an estimate of the amount at which items might be exchanged in an arm's length transaction between knowledgeable willing parties who are under no compulsion to act. Fair value should not be interpreted as an amount that could be realized in immediate settlement of the instruments. The estimate of fair value at year-end may not represent fair values at any other date. The determination of fair value is also affected by the use of judgment and by uncertainty.

18. Commitments and contingencies

The Bissett mine operates under a Mining Lease (ML 063) granted by the Manitoba Industry, Trade and Mines for a period of 21 years commencing April 1st, 1992. The license fee is payable annually to the Province of Manitoba.

In addition, the Company is potentially subject to regular audits from federal and provincial tax authorities relating to income, capital, and commodity taxes and as a result of these audits may receive assessments or reassessments. The Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a material adverse impact on the Company's financial position, results of operations, or the ability to carry on any of its business activities.

To satisfy the closure plan described in Note 9, the Company has agreed to provide a cheque, bond, or letter of credit in the amount of $40,000 as well as a pledge of the current estimated salvage value of mine assets to cover the calculated value of mine closure and post closure monitoring costs.

19. Capital management

The Company's total capital of $77,377,563 (December 31st, 2006 - $86,273,389) consists of $151,875,485 (December 31st, 2007 - $143,170,923) of share capital, $9,785,319 (December 31st, 2007 - $10,314,471) of contributed surplus and an offsetting accumulated deficit of $91,390,649 (December 31st, 2007 - $80,309,943). The majority of capital funding has therefore come by way of share issuance. The Company also has $6,399,640 (December 31st, 2008 - $12,294,675) of convertible debentures as part of its capital structure that is due within the year and are therefore classified as current liabilities and considers its long term debt part of its capital structure in the amount of $707,768 (December 31st, 2007 - $803,263).

The Company's objectives when managing capital are to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company sets the price of capital in proportion to risk and market levels for similar products. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company can issue new shares, return shares to shareholders, sell assets, buy back debt or issue new debt and / or any combination thereof.

The Company monitors capital from time-to-time using a variety of measures. Monitoring procedures are typically performed as a part of the overall management of the Company's operations. The Company's strategy during the period, which was unchanged from the prior period, was to maintain its ability to secure access to financing at a reasonable cost. The requirements and terms of sources of capital cannot be predicted and change in ways the Company cannot predict.

20. Subsequent events

In the subsequent period, the Company entered into an option agreement with certain persons ("Odyssey Explorations Ltd.") to acquire the mineral rights to 11 gold mining claims in and around Timmins, Ontario. The surface rights to the patented claims may be acquired at the Company's option for fair market value. Consideration on account of this agreement consists of $150,000 in cash by the second anniversary, 150,000 shares by the second anniversary and cumulative work expenditures on the property of $750,000 over three years. If the optionee exercises the option, the optionors are entitled to a 2% Net Smelter Returns Royalty.

END